FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, July 29, 2004, Series 2004-ECC2

333-109272

Name of Person Filing the Document
(If Other than the Registrant)

04039596

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: July 28, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$550,000,000
(Approximate)

CWABS, Inc.

Depositor

CWABS ASSET-BACKED CERTIFICATES,
SERIES 2004-ECC2

Countrywide[SM]
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans, (i) a majority of which are expected to be included (along with additional Mortgage Loans) in, and (ii) a portion of which are expected to be deleted from, the initial pool of Mortgage Loans delivered to the Trust on the Closing Date. Additionally, subsequent Mortgage Loans are expected to be delivered to the Trust during the Pre-Funding Period to create a final pool of Mortgage Loans. The statistical pool described herein may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: July 19, 2004*

$550,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-ECC2

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's) [5]	Last Scheduled Distribution Date	Certificate Type
1-A	350,700,000	2.40 / 2.62	1-81 / 1-201	AAA / Aaa	Jan 2035	Floating Rate Senior
2-A	108,550,000	2.31 / 2.50	1-81 / 1-194	AAA / Aaa	Jan 2035	Floating Rate Senior
A-IO	350,000,000[6]	NA / NA	NA / NA	AAA / Aaa	Nov 2004	Interest Only Senior
M-1	17,600,000	4.78 / 5.33	44-81 / 44-162	AA+ / Aa1	Dec 2034	Floating Rate Mezzanine
M-2	17,325,000	4.69 / 5.22	42-81 / 42-154	AA+ / Aa2	Dec 2034	Floating Rate Mezzanine
M-3	9,900,000	4.64 / 5.15	41-81 / 41-145	AA / Aa3	Nov 2034	Floating Rate Mezzanine
M-4	9,900,000	4.61 / 5.09	40-81 / 40-139	AA / A1	Nov 2034	Floating Rate Mezzanine
M-5	8,800,000	4.59 / 5.04	39-81 / 39-132	AA / A2	Oct 2034	Floating Rate Mezzanine
M-6	7,700,000	4.57 / 4.98	39-81 / 39-125	A+ / A3	Sep 2034	Floating Rate Mezzanine
M-7	7,975,000	4.55 / 4.90	38-81 / 38-117	A / Baa1	Aug 2034	Floating Rate Mezzanine
M-8	6,050,000	4.54 / 4.81	38-81 / 38-106	A- / Baa2	Jun 2034	Floating Rate Mezzanine
B	5,500,000	4.53 / 4.68	37-81 / 37-97	BBB / Baa3	Apr 2034	Floating Rate Subordinate
Total:	550,000,000[7]					

*(1) The Class 1-A Certificates (the "**Class 1-A Certificate**,") are backed primarily by the cashflows from the Group 1 Mortgage Loans, and the Class 2-A Certificates (the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. The Class A-IO Certificates are backed by the cashflows from all the Mortgage Loans. Together, the Class 1-A, Class 2-A and Class A-IO Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans.*
(2) The margins on the Senior Certificates and the Subordinate Certificates, respectively, will be equal to 2.0x and 1.5x their related original margins, respectively, after the Clean-up Call date.
(3) The principal balance of each Class of Certificates is subject to a 10% variance.
(4) See "Pricing Prepayment Speed" below.
(5) Rating Agency Contacts: Standard & Poor's, Brian Weller, 212-438-1934; Moody's, Wioletta Frankowicz, 212-553-1019.
(6) Notional balance.
(7) Excludes the Class A-IO notional balance.

Issuer or Trust: CWABS Asset-Backed Certificates, Series 2004-ECC2.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (*"Countrywide"*).

Originator: Encore Credit Corportion.

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriter: Countrywide Securities Corporation.

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Senior Certificates and the Subordinate Certificates are together referred to herein as the "*Offered Certificates.*"

Non-Offered Certificates: The "*Non-Offered Certificates*" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "*Certificates.*"

Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	July 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of July 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	July [21], 2004.
Expected Closing Date:	July 29, 2004.
Expected Settlement Date:	July 29, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in August 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates (other than the Class A-IO Certificates) will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Class A-IO Certificates will include interest up to, but not including, the Closing Date.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates (other than the Class A-IO Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The Interest Accrual Period for each Distribution Date with respect to the Class A-IO Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-6, Class M-7, Class M-8 and Class B Certificates will not be SMMEA eligible.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date of the Mortgage Loans in the Initial Pool, plus the amount deposited into the Pre-Funding Account on the Closing Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 20% HEP (i.e., prepayments start at 2% CPR in month one, and increase by 2% CPR each month to 20% CPR in month 10, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 70% CPR from month 24 through month 27 and decreasing to and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans:

The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "**Mortgage Pool**"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $495,649,334, of which: (i) approximately $271,345,271were adjustable rate mortgage loans and approximately $109,210,761 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***") and (ii) approximately $90,777,513 were adjustable rate mortgage loans and approximately $24,315,789 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, the "***Mortgage Loans***").

Pre-Funded Amount:

A deposit of not more than $137,500,000 (the "***Pre-Funded Amount***") will be made to a pre-funding account (the "***Pre-Funding Account***") on the Closing Date. From the Closing Date through no later than August 30, 2004 (the "***Funding Period***"), the Pre-Funded Amount will be used to purchase subsequent mortgage loans (the "***Subsequent Mortgage Loans***"), which will be included in the Trust to create a final pool of Mortgage Loans (the "***Final Pool***"). The characteristics of the Final Pool may vary from the characteristics of the Mortgage Pool, although any such difference is not expected to be material. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Final Pool of Mortgage Loans will be comprised of approximately $420,000,000 of Group 1 Mortgage Loans and approximately $130,000,000 of Group 2 Mortgage Loans. Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Certificates on the immediately following Distribution Date.

Pass-Through Rate:

For each class of Offered Certificates (other than the Class A-IO Certificates) it is the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

The Class A-IO Certificates will accrue interest based on (i) the lesser of (a) the Notional Balance set forth below and (b) the actual unpaid principal balance of the Mortgage Loans and (ii) the least of (a) the rate set forth below (adjusted to an effective rate reflecting the accrual of interest on the current aggregate principal balance of the Mortgage Loans for the related Distribution Date) and (b) the positive difference between (x) the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans, (y) the weighted average Pass-Through Rate of the Offered Certificates (other than the Class A-IO Certificates) and (z) the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on a 30/360 basis) (the "***Class A-IO Certificate Rate***"):

Period	Notional Balance	Rate
1	$350,000,000	3.520%
2	$350,000,000	6.283%
3	$350,000,000	5.797%
4	$350,000,000	5.122%

After the accrual period related to the Distribution Date in November 2004, the Notional Balance of the Class A-IO Certificates will be zero, and the Class A-IO Certificates will not be entitled to any further distributions.

Adjusted Net Mortgage Rate: The *"Adjusted Net Mortgage Rate"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, and (b) the trustee fee rate (such sum, the "*Expense Fee Rate*").

Net Rate Cap: The "*Net Rate Cap*" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
M-1, M-2, M-3, M-4, M-5, M-6, M-7, M-8, B	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Offered Certificates (other than the Class A-IO Certificates), on any Distribution Date, the *"Net Rate Carryover"* will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon without regard to the applicable Net Rate Cap over (ii) the amount of interest accrued thereon based on the applicable Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the applicable Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the related Corridor Contract and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts: The Trust will include three one-month LIBOR corridor contracts for the benefit of the Class 1-A, Class 2-A and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "*Corridor Contracts*"). On the Closing Date, the notional amount of the Class 1-A Corridor Contract, Class 2-A Corridor Contract and Subordinate Corridor Contract, respectively, will equal approximately $350,700,000, $108,550,000 and $90,750,000, respectively, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto). With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A the related Net Rate Carryover, Certificates and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts

on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on the Certificates thereafter.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

Class	S&P/ Moodys	Pre-Stepdown Subordination (after initial O/C target is reached) (1)	Target Subordination at Stepdown (1)
1-A	AAA / Aaa	19.30%	38.60%
2-A	AAA / Aaa	19.30%	38.60%
M-1	AA+ / Aa1	16.10%	32.20%
M-2	AA+ / Aa2	12.95%	25.90%
M-3	AA / Aa3	11.15%	22.30%
M-4	AA / A1	9.35%	18.70%
M-5	AA / A2	7.75%	15.50%
M-6	A+ / A3	6.35%	12.70%
M-7	A / Baa1	4.90%	9.80%
M-8	A- / Baa2	3.80%	7.60%
B	BBB / Baa3	2.80%	5.60%

(1) Does not include any credit for Excess Interest. Initial O/C at closing is zero and builds to 2.80% prior to the Stepdown Date, commencing in December 2004.

1. Subordination. The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Certificates with a lower designation. The Class B Certificates will have the lowest designation.

2. Overcollateralization. Any realized Losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization, if any. In the event that the Overcollateralization is less than the target or is reduced, Excess Cashflow will be directed to pay principal on the Offered Certificates, resulting in the limited acceleration of the Offered Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches or is restored to the Overcollateralization Target. Upon this event, the acceleration feature will generally cease. On the Closing Date, the overcollateralization will be approximately zero.

3. Excess Cashflow. *"Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1 and 2 as described under "Certificates Priority of Distributions."

Overcollateralization Target:

Prior to the Distribution Date in December 2004, the Overcollateralization Target will be zero. Beginning on the Distribution Date in December 2004 and on each Distribution Date prior to the Stepdown Date or if a Trigger Event (as described below) is in effect, the required target overcollateralization will be 2.80% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date plus the Pre-Funded Amount as of the Closing Date (the ***"Overcollateralization Target Amount"***).

On or after the Stepdown Date, the Overcollateralization Target will be equal to 5.60% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% (the "***O/C Floor***") of the principal balance of the Mortgage Loans as of the Cut-off Date plus the Pre-Funded Amount as of the Closing Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount on the immediately preceding Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds 38.90% times the Senior Enhancement Percentage. As used above, the ***"Senior Enhancement Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the aggregate Cut-off Date Principal Balance of the Mortgage Loans plus the Pre-Funded Amount as of the Closing Date, as set forth below:

Period *(month)*	**Percentage**
August 2007 – July 2008	3.00% with respect to August 2007, plus an additional 1/12th of 1.75% for each month thereafter until July 2008
August 2008 – July 2009	4.75% with respect to August 2008, plus an additional 1/12th of 1.50% for each month thereafter until July 2009
August 2009 – July 2010	6.25% with respect to August 2009, plus an additional 1/12th of 0.75% for each month thereafter until July 2010
August 2010 and thereafter	7.00%

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and
(ii) the later to occur of:
   a. the Distribution Date in August 2007.
   b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 61.40% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) first, (i) from interest funds related to all of the Mortgage Loans, current and unpaid interest to the Class A-IO Certificates, (ii) from interest funds related to the Group 1 Mortgage Loans, to the Class 1-A Certificates and (iii) from interest funds related to the Group 2 Mortgage Loans, to the Class 2-A Certificates and (b) second, from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates;

2) Principal funds, to the Senior Certificates and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Beginning on the Distribution Date in December 2004, any Excess Cashflow as principal to the Certificates to build O/C as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts, in that order, sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Corridor Contracts (as described below); and
6) To the Class C Certificates, any remaining amount.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) will generally be distributed to the Offered Certificates (other than the Class A-IO Certificates) on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates (other than the Class A-IO Certificates), provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: from all principal collections, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates (other than the Class A-IO Certificates) and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the to the Senior Certificates, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates and (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, such that the aggregate principal balance of the Senior Certificates will have 38.60% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 32.20% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 25.90% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 22.30% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 18.70% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 15.50% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 12.70% Subordination, (viii) eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have 9.80% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 7.60% Subordination and (x) tenth, to the Class B Certificates such that the Class B Certificates will have 5.60% Subordination; each subject to the O/C Floor.

[Discount Margin and Yield Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 1-A (To Call)

Margin	0.32%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	18.00	3.01	2.40	1.90	1.50
MDUR (yr)	15.13	2.90	2.34	1.87	1.49
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	May33	Feb13	Apr11	Dec09	Nov08

Class 1-A (To Maturity)

Margin	0.32%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	34	34	35	33
WAL (yr)	18.05	3.28	2.62	2.10	1.54
MDUR (yr)	15.16	3.13	2.53	2.04	1.52
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jul34	Nov24	Apr21	Aug18	Sep15

Class 2-A (To Call)

Margin	0.35%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	18.35	2.92	2.31	1.80	1.45
MDUR (yr)	15.35	2.82	2.26	1.78	1.44
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	May33	Feb13	Apr11	Dec09	Jun07

Class 2-A (To Maturity)

Margin	0.35%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	37	37	38	35
WAL (yr)	18.39	3.16	2.50	1.96	1.45
MDUR (yr)	15.38	3.02	2.42	1.92	1.44
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jul34	Apr24	Sep20	Jan18	Jun07

(1) See definition of Pricing Prepayment Speed above.

Class A-IO (To Maturity & To Call)

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 1.442506	3.000	3.000	3.000	3.000	3.000
MDUR (yr)	0.20	0.20	0.20	0.20	0.20

Class M-1 (To Call)

Margin 0.60%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	26.38	5.61	4.78	4.84	4.32
MDUR (yr)	20.56	5.30	4.57	4.64	4.17
First Prin Pay	Sep26	Oct07	Mar08	Nov08	Nov08
Last Prin Pay	May33	Feb13	Apr11	Dec09	Nov08

Class M-1 (To Maturity)

Margin 0.60%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	63	63	62	71
WAL (yr)	26.50	6.28	5.33	5.32	7.14
MDUR (yr)	20.63	5.84	5.04	5.05	6.66
First Prin Pay	Sep26	Oct07	Mar08	Nov08	Feb10
Last Prin Pay	Jun34	Feb21	Jan18	Sep15	Mar14

Class M-2 (To Call)

Margin 0.65%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.38	5.60	4.69	4.46	4.32
MDUR (yr)	20.43	5.28	4.48	4.28	4.16
First Prin Pay	Sep26	Sep07	Jan08	Jun08	Nov08
Last Prin Pay	May33	Feb13	Apr11	Dec09	Nov08

Class M-2 (To Maturity)

Margin 0.65%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	68	68	68	70
WAL (yr)	26.50	6.24	5.22	4.92	5.21
MDUR (yr)	20.50	5.80	4.93	4.68	4.96
First Prin Pay	Sep26	Sep07	Jan08	Jun08	Jan09
Last Prin Pay	Jun34	Jun20	May17	Mar15	Dec12

Class M-3 (To Call)

Margin 0.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	26.38	5.60	4.64	4.27	4.28
MDUR (yr)	20.31	5.27	4.43	4.10	4.11
First Prin Pay	Sep26	Sep07	Dec07	Apr08	Sep08
Last Prin Pay	May33	Feb13	Apr11	Dec09	Nov08

Class M-3 (To Maturity)

Margin 0.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	73	73	73	73
WAL (yr)	26.50	6.21	5.15	4.70	4.63
MDUR (yr)	20.37	5.76	4.85	4.47	4.43
First Prin Pay	Sep26	Sep07	Dec07	Apr08	Sep08
Last Prin Pay	May34	Jul19	Aug16	Jul14	Jun12

Class M-4 (To Call)

Margin 1.20%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	120	120	120	120	120
WAL (yr)	26.38	5.60	4.61	4.16	4.05
MDUR (yr)	19.08	5.18	4.33	3.95	3.85
First Prin Pay	Sep26	Sep07	Nov07	Feb08	May08
Last Prin Pay	May33	Feb13	Apr11	Dec09	Nov08

Class M-4 (To Maturity)

Margin 1.20%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	120	125	125	125	124
WAL (yr)	26.49	6.18	5.09	4.57	4.36
MDUR (yr)	19.13	5.63	4.73	4.30	4.13
First Prin Pay	Sep26	Sep07	Nov07	Feb08	May08
Last Prin Pay	May34	Dec18	Feb16	Feb14	Jan12

Class M-5 (To Call)

Margin 1.35%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	135	135	135	135	135
WAL (yr)	26.38	5.59	4.59	4.08	3.87
MDUR (yr)	18.73	5.14	4.29	3.86	3.68
First Prin Pay	Sep26	Aug07	Oct07	Jan08	Mar08
Last Prin Pay	May33	Feb13	Apr11	Dec09	Nov08

Class M-5 (To Maturity)

Margin 1.35%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	135	140	140	140	139
WAL (yr)	26.49	6.14	5.04	4.47	4.16
MDUR (yr)	18.78	5.56	4.66	4.19	3.93
First Prin Pay	Sep26	Aug07	Oct07	Jan08	Mar08
Last Prin Pay	Apr34	Apr18	Jul15	Jul13	Aug11

Class M-6 (To Call)

Margin 1.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	150	150	150	150	150
WAL (yr)	26.38	5.59	4.57	4.02	3.75
MDUR (yr)	18.39	5.11	4.26	3.79	3.56
First Prin Pay	Sep26	Aug07	Oct07	Nov07	Jan08
Last Prin Pay	May33	Feb13	Apr11	Dec09	Nov08

Class M-6 (To Maturity)

Margin	1.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	150	155	155	155	154
WAL (yr)	26.49	6.08	4.98	4.37	4.01
MDUR (yr)	18.44	5.49	4.59	4.08	3.78
First Prin Pay	Sep26	Aug07	Oct07	Nov07	Jan08
Last Prin Pay	Mar34	Jul17	Dec14	Jan13	Mar11

Class M-7 (To Call)

Margin	2.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	210	210	210	210	210
WAL (yr)	26.38	5.59	4.55	3.97	3.66
MDUR (yr)	17.12	5.01	4.17	3.69	3.43
First Prin Pay	Sep26	Aug07	Sep07	Oct07	Dec07
Last Prin Pay	May33	Feb13	Apr11	Dec09	Nov08

Class M-7 (To Maturity)

Margin	2.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	210	216	216	216	215
WAL (yr)	26.48	6.01	4.90	4.27	3.88
MDUR (yr)	17.16	5.31	4.44	3.93	3.61
First Prin Pay	Sep26	Aug07	Sep07	Oct07	Dec07
Last Prin Pay	Feb34	Sep16	Apr14	Jun12	Oct10

Class M-8 (To Call)

Margin	2.25%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	225	225	225	225	225
WAL (yr)	26.38	5.59	4.54	3.93	3.58
MDUR (yr)	16.82	4.98	4.14	3.64	3.35
First Prin Pay	Sep26	Aug07	Sep07	Oct07	Oct07
Last Prin Pay	May33	Feb13	Apr11	Dec09	Nov08

Class M-8 (To Maturity)

Margin	2.25%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	225	230	230	230	230
WAL (yr)	26.46	5.91	4.81	4.16	3.75
MDUR (yr)	16.85	5.21	4.35	3.82	3.49
First Prin Pay	Sep26	Aug07	Sep07	Oct07	Oct07
Last Prin Pay	Dec33	Sep15	May13	Oct11	Mar10

Class B (To Call)

Margin	3.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 90.3063	366	509	550	584	610
WAL (yr)	26.38	5.59	4.53	3.90	3.53
MDUR (yr)	14.78	4.70	3.93	3.46	3.17
First Prin Pay	Sep26	Aug07	Aug07	Sep07	Oct07
Last Prin Pay	May33	Feb13	Apr11	Dec09	Nov08

Class B (To Maturity)

Margin	3.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 90.3063	366	508	548	581	607
WAL (yr)	26.43	5.77	4.68	4.03	3.62
MDUR (yr)	14.79	4.80	4.02	3.55	3.24
First Prin Pay	Sep26	Aug07	Aug07	Sep07	Oct07
Last Prin Pay	Oct33	Sep14	Aug12	Jan11	Sep09

[Available Funds Schedule and Collateral Tables to Follow]

Class 1-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	350,700,000	4.78337	9.25000	46	71,295,289	8.51477	8.75634
2	349,643,818	6.17965	9.25000	47	69,290,362	8.21498	8.81532
3	347,536,606	6.39385	9.25000	48	67,345,845	8.47973	8.77836
4	344,606,823	6.17939	9.25000	49	65,459,813	8.24851	9.88075
5	340,851,719	6.39355	9.25000	50	63,630,519	8.26260	9.91182
6	336,273,145	6.17907	9.25000	51	61,856,086	8.52790	9.87787
7	330,877,720	6.18121	9.24821	52	60,134,709	8.22689	9.93245
8	324,677,171	6.87140	9.24722	53	58,464,703	8.49100	9.89918
9	317,687,849	6.18200	9.24749	54	56,844,439	8.19136	9.95291
10	309,931,137	6.39614	9.24741	55	55,272,343	8.22944	10.01512
11	301,435,188	6.18147	9.24750	56	53,746,905	9.14669	9.92067
12	292,382,842	6.39548	9.24742	57	52,266,643	8.21884	10.05899
13	282,876,197	6.20287	9.24531	58	50,830,125	8.48204	10.02926
14	273,410,650	6.21311	9.24443	59	49,435,975	8.18189	10.07828
15	264,206,369	6.42791	9.24427	60	48,082,862	8.44405	10.04934
16	255,255,428	6.21187	9.24446	61	46,769,496	8.19637	10.64477
17	246,550,707	6.42662	9.24430	62	45,494,243	8.20165	10.67608
18	238,085,291	6.21062	9.24450	63	44,256,118	8.46375	10.64958
19	229,852,462	6.22272	9.23851	64	43,054,142	8.16371	10.69406
20	221,846,288	6.92238	9.23427	65	41,887,187	8.42461	10.66811
21	214,060,080	6.22759	9.23583	66	40,754,165	8.12602	10.71208
22	206,487,385	6.44279	9.23540	67	39,654,019	8.14831	10.75955
23	199,122,221	6.22620	9.23591	68	38,585,743	9.04812	10.68275
24	191,933,502	6.44325	9.23474	69	37,548,341	8.12900	10.79442
25	177,053,824	7.34161	9.21825	70	36,540,855	8.38840	10.77121
26	159,713,310	7.86709	9.21126	71	35,562,359	8.09054	10.81113
27	143,925,537	8.08277	9.21112	72	34,611,962	8.34886	10.78853
28	129,546,004	7.75978	9.21347	73	33,688,798	8.08356	10.85657
29	121,220,455	8.00004	9.21274	74	32,792,039	8.07876	10.87794
30	115,638,267	7.72283	9.21283	75	31,920,870	8.33633	10.85699
31	110,230,601	7.98031	8.77889	76	31,074,507	8.04001	10.89364
32	105,003,330	8.99910	8.99910	77	30,252,190	8.29642	10.87318
33	99,943,945	8.08983	8.58580	78	29,453,186	8.00159	10.90932
34	95,041,354	8.35313	8.56827	79	28,676,787	8.00723	10.94187
35	90,290,443	8.06135	8.59473	80	27,922,305	8.88341	10.87645
36	85,686,270	8.32499	8.57613	81	27,189,076	7.98019	10.96835
37	81,224,036	8.16899	9.03442				
38	81,224,036	8.21684	8.76894				
39	81,224,036	8.48273	8.73028				
40	81,224,036	8.18519	8.78968				
41	81,224,036	8.44996	8.75174				
42	80,521,277	8.15402	8.81054				
43	77,693,186	8.23644	8.78860				
44	75,494,430	8.85342	8.85342				
45	73,362,623	8.24908	8.79373				

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	108,550,000	4.53356	8.25000	46	20,633,957	8.60265	8.67228
2	108,217,224	5.86047	8.25000	47	20,022,459	8.29976	8.73226
3	107,554,057	6.06392	8.25000	48	19,430,222	8.57180	8.69357
4	106,632,825	5.86000	8.25000	49	18,856,617	8.35649	9.78156
5	105,452,658	6.06338	8.25000	50	18,301,121	8.37856	9.80335
6	104,014,144	5.85941	8.25000	51	17,763,083	8.64714	9.76436
7	102,319,385	5.87089	8.24729	52	17,241,882	8.34165	9.82126
8	100,372,319	6.53265	8.24576	53	16,736,968	8.60888	9.78294
9	98,178,018	5.87583	8.24617	54	16,247,805	8.30888	9.84131
10	95,743,168	6.07955	8.24605	55	15,773,882	8.35619	9.90413
11	93,076,183	5.87486	8.24617	56	15,314,711	9.29028	9.79691
12	90,221,807	6.07835	8.24606	57	14,869,802	8.34759	9.94610
13	87,211,901	5.88075	8.24283	58	14,438,681	8.61404	9.91152
14	84,213,142	5.88358	8.24145	59	14,020,899	8.30856	9.96330
15	81,298,812	6.08704	8.24118	60	13,616,023	8.57581	9.93076
16	78,466,433	5.88166	8.24149	61	13,223,632	8.35015	10.53597
17	75,713,666	6.08505	8.24122	62	12,843,105	8.36677	10.56937
18	73,038,240	5.87972	8.24152	63	12,474,168	8.63284	10.53838
19	70,437,948	5.88283	8.23501	64	12,116,547	8.32578	10.58557
20	67,910,739	6.54088	8.22986	65	11,769,875	8.59041	10.55514
21	65,454,478	5.88270	8.23185	66	11,433,800	8.28629	10.60345
22	63,067,101	6.08608	8.23128	67	11,107,978	8.32657	10.65764
23	60,746,644	5.88068	8.23192	68	10,792,102	9.25341	10.57263
24	58,398,195	6.12052	8.23133	69	10,485,839	8.31240	10.69422
25	53,461,850	7.10115	9.21484	70	10,188,868	8.57576	10.66695
26	47,715,212	7.66460	9.20925	71	9,900,893	8.26970	10.70956
27	42,494,039	7.87953	9.20882	72	9,621,625	8.53291	10.68412
28	37,802,640	7.56897	9.21110	73	9,350,784	8.26978	10.75361
29	35,150,343	7.80543	9.21016	74	9,088,116	8.26735	10.77358
30	33,408,772	7.54603	9.19841	75	8,833,351	8.52865	10.74864
31	31,723,869	7.87328	8.77885	76	8,586,231	8.22358	10.78831
32	30,097,450	8.91443	8.91443	77	8,346,513	8.48343	10.76388
33	28,525,337	8.01416	8.59220	78	8,113,961	8.18076	10.80399
34	27,003,879	8.27572	8.57382	79	7,888,348	8.18922	10.84168
35	25,531,380	7.98715	8.59908	80	7,669,454	9.08450	10.76780
36	24,106,201	8.25496	8.56044	81	7,457,066	8.15895	10.86985
37	22,726,868	8.16360	8.96060				
38	22,726,868	8.24031	8.66969				
39	22,726,868	8.50731	8.62595				
40	22,726,868	8.20925	8.68704				
41	22,726,868	8.47505	8.64396				
42	22,726,868	8.18333	8.69956				
43	22,590,841	8.30442	8.69991				
44	21,917,390	8.94472	8.94472				
45	21,265,374	8.33433	8.71413				

Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	90,750,000	4.72432	8.25000	46	57,792,653	8.53570	8.73868
2	90,750,000	6.10421	8.25000	47	56,147,799	8.23520	8.79791
3	90,750,000	6.31586	8.25000	48	54,553,032	8.50098	8.76001
4	90,750,000	6.10390	8.25000	49	53,006,746	8.27265	9.85856
5	90,750,000	6.31551	8.25000	50	51,507,513	8.28850	9.88759
6	90,750,000	6.10350	8.24999	51	50,053,744	8.55450	9.85254
7	90,750,000	6.10783	8.24796	52	48,643,916	8.25246	9.90767
8	90,750,000	6.79128	8.24683	53	47,276,621	8.51723	9.87330
9	90,750,000	6.10958	8.24713	54	45,950,499	8.21748	9.92810
10	90,750,000	6.32124	8.24702	55	44,664,239	8.25757	9.99047
11	90,750,000	6.10892	8.24711	56	43,416,586	9.17853	9.89323
12	90,750,000	6.32043	8.24700	57	42,206,299	8.24735	10.03398
13	90,750,000	6.12662	8.24461	58	41,032,181	8.51123	10.00321
14	90,750,000	6.13510	8.24361	59	39,893,084	8.20987	10.05287
15	90,750,000	6.34720	8.24340	60	38,787,898	8.47312	10.02316
16	90,750,000	6.13367	8.24361	61	37,715,549	8.23026	10.62078
17	90,750,000	6.34573	8.24341	62	36,674,619	8.23799	10.65258
18	90,750,000	6.13226	8.24365	63	35,664,316	8.50092	10.62512
19	90,750,000	6.14223	8.23753	64	34,683,853	8.19929	10.67022
20	90,750,000	6.83204	8.23306	65	33,732,290	8.46097	10.64333
21	90,750,000	6.14591	8.23473	66	32,808,720	8.16112	10.68827
22	90,750,000	6.35832	8.23427	67	31,912,266	8.18731	10.73724
23	90,750,000	6.14437	8.23481	68	31,042,098	9.09297	10.65866
24	90,750,000	6.36682	8.23379	69	30,197,383	8.16902	10.77253
25	90,750,000	7.28466	9.21733	70	29,377,318	8.42924	10.74846
26	90,750,000	7.81914	9.21070	71	28,581,133	8.12954	10.78900
27	90,750,000	8.03464	9.21048	72	27,808,085	8.38888	10.76581
28	90,750,000	7.71460	9.21283	73	27,057,457	8.12400	10.83419
29	90,750,000	7.95395	9.21204	74	26,328,566	8.11967	10.85528
30	90,750,000	7.68096	9.20934	75	25,620,732	8.37800	10.83350
31	90,750,000	7.95496	8.77883	76	24,933,298	8.07973	10.87082
32	90,750,000	8.97905	8.97905	77	24,265,634	8.33684	10.84952
33	90,750,000	8.07191	8.58728	78	23,617,131	8.04027	10.88656
34	90,750,000	8.33480	8.56955	79	22,987,202	8.04647	10.92024
35	90,750,000	8.04377	8.59572	80	22,375,275	8.92673	10.85302
36	90,750,000	8.30841	8.57239	81	21,780,799	8.01864	10.94712
37	90,750,000	8.16771	9.01697				
38	85,099,209	8.22240	8.74549				
39	79,627,724	8.48855	8.70562				
40	74,325,276	8.19089	8.76542				
41	69,186,368	8.45591	8.72625				
42	64,908,443	8.16098	8.78465				
43	63,045,007	8.25258	8.76945				
44	61,239,352	8.87511	8.87511				
45	59,489,262	8.26936	8.77696				

Class 1-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	5.033	9.500
2	6.430	9.500
3	6.644	9.500
4	6.429	9.500
5	6.644	9.500
6	6.429	9.500
7	6.430	9.500
8	7.119	9.500
9	6.430	9.500
10	6.644	9.500
11	6.430	9.500
12	6.644	9.500
13	6.442	9.500
14	6.448	9.500
15	6.662	9.500
16	6.446	9.500
17	6.661	9.500
18	6.445	9.500
19	6.445	9.500
20	7.135	9.500
21	6.444	9.500
22	6.658	9.500
23	6.442	9.500
24	6.656	9.500
25	6.798	9.500
26	6.965	9.500
27	7.176	9.500
28	6.925	9.500
29	7.145	9.500
30	6.911	9.500
31	6.906	9.500
32	7.642	9.989
33	6.898	9.500
34	7.123	9.500
35	6.889	9.500
36	7.115	9.500
37	6.897	10.500
38	6.900	10.500
39	7.126	10.500
40	6.891	10.500
41	7.116	10.500
42	6.882	10.500
43	6.877	10.500
44	7.347	10.672
45	6.868	10.500

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
46	7.092	10.500
47	6.859	10.500
48	7.083	10.500
49	6.850	11.500
50	6.845	11.500
51	7.068	11.500
52	6.836	11.500
53	7.059	11.500
54	6.826	11.500
55	6.822	11.500
56	7.548	11.500
57	6.813	11.500
58	7.035	11.500
59	6.803	11.500
60	7.025	11.500
61	6.796	12.000
62	6.792	12.000
63	7.013	12.000
64	6.783	12.000
65	7.004	12.000
66	6.773	12.000
67	6.769	12.000
68	7.489	12.000
69	6.760	12.000
70	6.980	12.000
71	6.751	12.000
72	6.971	12.000
73	6.742	12.000
74	6.737	12.000
75	6.957	12.000
76	6.728	12.000
77	6.948	12.000
78	6.719	12.000
79	6.715	12.000
80	7.429	12.000
81	6.706	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.380%, 6-Month LIBOR stays at 1.860%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	4.784	8.500
2	6.110	8.500
3	6.314	8.500
4	6.110	8.500
5	6.313	8.500
6	6.109	8.500
7	6.119	8.500
8	6.779	8.500
9	6.123	8.500
10	6.326	8.500
11	6.122	8.500
12	6.325	8.500
13	6.120	8.500
14	6.119	8.500
15	6.322	8.500
16	6.118	8.500
17	6.320	8.500
18	6.116	8.500
19	6.115	8.500
20	6.769	8.500
21	6.113	8.500
22	6.316	8.500
23	6.111	8.500
24	6.326	8.500
25	6.563	9.500
26	6.769	9.500
27	6.972	9.500
28	6.724	9.500
29	6.937	9.500
30	6.709	9.500
31	6.704	9.500
32	7.416	9.896
33	6.694	9.500
34	6.911	9.500
35	6.683	9.500
36	6.904	9.500
37	6.727	10.500
38	6.745	10.500
39	6.964	10.500
40	6.734	10.500
41	6.952	10.500
42	6.724	10.500
43	6.719	10.500
44	7.177	10.846
45	6.708	10.500

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.925	10.500
47	6.696	10.500
48	6.913	10.500
49	6.684	11.500
50	6.678	11.500
51	6.894	11.500
52	6.666	11.500
53	6.882	11.500
54	6.654	11.500
55	6.648	11.500
56	7.353	11.500
57	6.636	11.500
58	6.850	11.500
59	6.623	11.500
60	6.838	11.500
61	6.625	12.000
62	6.625	12.000
63	6.839	12.000
64	6.612	12.000
65	6.826	12.000
66	6.600	12.000
67	6.593	12.000
68	7.293	12.000
69	6.580	12.000
70	6.793	12.000
71	6.568	12.000
72	6.780	12.000
73	6.555	12.000
74	6.548	12.000
75	6.760	12.000
76	6.536	12.000
77	6.747	12.000
78	6.523	12.000
79	6.516	12.000
80	7.207	12.000
81	6.504	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.380%, 6-Month LIBOR stays at 1.860%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	4.974	8.500
2	6.354	8.500
3	6.566	8.500
4	6.354	8.500
5	6.566	8.500
6	6.353	8.500
7	6.356	8.500
8	7.039	8.500
9	6.357	8.500
10	6.569	8.500
11	6.357	8.500
12	6.568	8.500
13	6.366	8.500
14	6.370	8.500
15	6.581	8.500
16	6.368	8.500
17	6.580	8.500
18	6.367	8.500
19	6.367	8.500
20	7.048	8.500
21	6.365	8.500
22	6.577	8.500
23	6.364	8.500
24	6.578	8.500
25	6.742	9.500
26	6.918	9.500
27	7.128	9.500
28	6.877	9.500
29	7.096	9.500
30	6.863	9.500
31	6.858	9.500
32	7.588	9.967
33	6.849	9.500
34	7.073	9.500
35	6.840	9.500
36	7.065	9.500
37	6.857	10.500
38	6.864	10.500
39	7.087	10.500
40	6.854	10.500
41	7.077	10.500
42	6.845	10.500
43	6.840	10.500
44	7.306	10.711
45	6.830	10.500

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	7.053	10.500
47	6.820	10.500
48	7.044	10.500
49	6.813	11.500
50	6.808	11.500
51	7.030	11.500
52	6.798	11.500
53	7.019	11.500
54	6.788	11.500
55	6.783	11.500
56	7.505	11.500
57	6.773	11.500
58	6.994	11.500
59	6.764	11.500
60	6.984	11.500
61	6.758	12.000
62	6.755	12.000
63	6.975	12.000
64	6.745	12.000
65	6.965	12.000
66	6.735	12.000
67	6.730	12.000
68	7.446	12.000
69	6.721	12.000
70	6.940	12.000
71	6.711	12.000
72	6.929	12.000
73	6.701	12.000
74	6.696	12.000
75	6.914	12.000
76	6.687	12.000
77	6.904	12.000
78	6.677	12.000
79	6.672	12.000
80	7.382	12.000
81	6.662	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.380%, 6-Month LIBOR stays at 1.860%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Aggregate

ARM and Fixed $495,649,334

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	2,396	
Total Outstanding Balance	$495,649,334	
Average Loan Balance	$206,865	$40,000 to $636,000
WA Mortgage Rate	7.076%	4.490% to 12.440%
Net WAC	6.567%	3.981% to 11.931%
ARM Characteristics		
WA Gross Margin	6.254%	4.890% to 7.250%
WA Months to First Roll	24	6 to 60
WA First Periodic Cap	2.822%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.914%	1.000% to 2.000%
WA Lifetime Cap	14.136%	11.490% to 19.440%
WA Lifetime Floor	7.138%	4.490% to 12.440%
WA Original Term (months)	357	120 to 360
WA Remaining Term (months)	357	120 to 360
WA LTV	78.97%	14.14% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	618	
WA DTI%	41.38%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	77.62%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	57.12%	SFR	75.72%	Stated In	44.93%	RCO	70.04%	OO	96.01%	AA	67.48%	0	22.38%
IL	9.67%	PUD	7.15%	2 Yr Full	29.80%	PUR	19.31%	INV	3.62%	A+	19.81%	12	7.95%
NY	5.27%	2 FAM	6.49%	1 Yr Full	20.57%	RNC	10.65%	2H	0.36%	B	5.82%	24	44.66%
FL	4.90%	CND	5.73%	1 Yr Limit	4.31%					C	4.04%	36	24.93%
NV	3.47%	TWN	2.29%	2 Yr Limit	0.39%					AA100	1.26%	60	0.08%
										C-	1.00%		
										AA95	0.59%		

Aggregate

ARM and Fixed $495,649,334

Detailed Report

Program Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$2,478,120	10	0.50	$247,812	6.862	360.00	633	87.0
1/29 LIB6M	$6,324,974	32	1.28	$197,655	6.879	360.00	619	82.8
2/28 LIB6M	$293,057,563	1,440	59.13	$203,512	7.312	359.79	601	80.5
2/28 LIB6M - IO	$39,864,386	144	8.04	$276,836	6.214	359.87	655	81.1
3/27 LIB6M	$11,432,141	56	2.31	$204,145	6.781	359.75	629	77.8
3/27 LIB6M - IO	$5,735,750	17	1.16	$337,397	6.186	359.79	666	80.0
5/25 LIB6M	$3,229,850	12	0.65	$269,154	6.403	360.00	661	75.7
10Yr Fixed	$248,000	3	0.05	$82,667	7.102	120.00	605	48.8
15Yr Fixed	$5,430,975	39	1.10	$139,256	7.255	180.00	626	70.4
20Yr Fixed	$2,814,650	19	0.57	$148,139	7.219	240.00	638	69.5
25Yr Fixed	$396,500	2	0.08	$198,250	6.684	300.00	683	86.2
30Yr Fixed	$121,436,025	608	24.50	$199,730	6.897	360.00	640	75.3
30Yr Fixed - IO	$3,200,400	14	0.65	$228,600	6.549	359.87	654	69.8
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$362,122,784	1,711	73.06	$211,644	7.138	359.80	610	80.5
Fixed 120	$248,000	3	0.05	$82,667	7.102	120.00	605	48.8
Fixed 180	$5,430,975	39	1.10	$139,256	7.255	180.00	626	70.4
Fixed 240	$2,814,650	19	0.57	$148,139	7.219	240.00	638	69.5
Fixed 300	$396,500	2	0.08	$198,250	6.684	300.00	683	86.2
Fixed 360	$124,636,425	622	25.15	$200,380	6.888	360.00	640	75.2
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$1,020,650	21	0.21	$48,602	7.614	351.03	585	60.5
$50,000.01 - $75,000.00	$7,903,198	122	1.59	$64,780	8.148	345.84	589	76.8
$75,000.01 - $100,000.00	$16,316,758	184	3.29	$88,678	7.728	348.01	608	77.9
$100,000.01 - $150,000.00	$62,957,988	501	12.70	$125,665	7.435	354.66	606	76.1
$150,000.01 - $200,000.00	$86,203,433	491	17.39	$175,567	7.251	356.87	608	77.3
$200,000.01 - $250,000.00	$85,510,249	382	17.25	$223,849	7.021	356.59	616	78.2
$250,000.01 - $300,000.00	$76,496,519	279	15.43	$274,181	6.898	357.70	618	79.3
$300,000.01 - $350,000.00	$52,207,865	161	10.53	$324,272	6.900	358.77	628	82.7
$350,000.01 - $400,000.00	$45,172,558	120	9.11	$376,438	6.771	359.68	630	81.4
$400,000.01 - $450,000.00	$30,555,272	72	6.16	$424,379	6.844	359.82	629	82.1
$450,000.01 - $500,000.00	$24,138,594	50	4.87	$482,772	6.714	359.84	652	81.2

Aggregate

ARM and Fixed $495,649,334

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$500,000.01 - $550,000.00	$4,822,250	9	0.97	$535,806	6.747	359.89	652	71.7
$550,000.01 - $600,000.00	$1,708,000	3	0.34	$569,333	8.186	359.67	618	81.9
$600,000.01 - $650,000.00	$636,000	1	0.13	$636,000	6.500	360.00	607	80.0
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$1,469,150	13	0.30	$113,012	8.045	359.97	591	89.1
Alaska	$402,600	2	0.08	$201,300	6.633	359.46	639	82.2
Arizona	$1,267,721	7	0.26	$181,103	7.138	359.59	632	83.7
Arkansas	$948,950	6	0.19	$158,158	8.567	336.29	603	84.3
California	$283,096,752	1,164	57.12	$243,210	6.806	357.88	622	76.8
Colorado	$1,189,500	5	0.24	$237,900	7.291	359.77	601	82.1
Connecticut	$6,359,650	37	1.28	$171,882	7.070	354.95	626	78.6
Delaware	$467,750	3	0.09	$155,917	8.227	360.00	552	85.0
Florida	$24,306,756	161	4.90	$150,974	7.370	355.23	603	80.0
Georgia	$7,784,601	56	1.57	$139,011	7.626	358.29	604	83.7
Hawaii	$1,876,650	7	0.38	$268,093	6.759	359.70	653	75.3
Idaho	$941,632	7	0.19	$134,519	7.589	360.00	640	82.2
Illinois	$47,914,904	263	9.67	$182,186	7.332	357.43	623	83.0
Indiana	$1,954,735	19	0.39	$102,881	7.642	359.91	611	85.8
Iowa	$505,500	4	0.10	$126,375	7.432	359.89	643	83.4
Kentucky	$457,025	3	0.09	$152,342	7.852	360.00	590	83.1
Lousiana	$264,900	2	0.05	$132,450	7.748	360.00	637	92.4
Maine	$641,300	3	0.13	$213,767	7.926	359.59	642	67.1
Maryland	$9,633,530	47	1.94	$204,969	7.494	359.87	603	81.0
Massachusetts	$2,779,800	12	0.56	$231,650	7.099	360.00	588	77.4
Michigan	$5,904,000	48	1.19	$123,000	7.813	359.86	595	83.0
Minnesota	$2,315,000	12	0.47	$192,917	7.134	359.83	607	80.3
Mississippi	$524,825	6	0.11	$87,471	8.299	359.84	600	92.0
Missouri	$3,429,660	30	0.69	$114,322	7.939	338.80	622	85.3
Montana	$108,640	1	0.02	$108,640	8.000	360.00	599	80.0
Nebraska	$328,600	3	0.07	$109,533	8.268	360.00	574	87.6
Nevada	$17,206,658	84	3.47	$204,841	7.292	358.34	613	80.8
New Hampshire	$1,023,250	5	0.21	$204,650	7.593	360.00	606	77.7
New Jersey	$6,741,578	30	1.36	$224,719	7.652	359.86	606	81.7
New Mexico	$1,429,770	12	0.29	$119,148	7.959	359.94	606	79.5
New York	$26,144,140	99	5.27	$264,082	7.181	354.60	619	79.6
North Carolina	$5,670,519	42	1.14	$135,012	7.877	354.55	607	86.4
Ohio	$4,550,770	39	0.92	$116,686	7.930	347.45	591	86.4
Oklahoma	$797,430	8	0.16	$99,679	7.689	351.05	610	87.1

Aggregate

ARM and Fixed $495,649,334

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Oregon	$2,246,150	12	0.45	$187,179	7.421	349.82	603	82.2
Pennsylvania	$3,201,075	20	0.65	$160,054	7.271	359.94	605	80.6
Rhode Island	$945,300	5	0.19	$189,060	7.074	360.00	608	83.1
South Carolina	$1,575,050	10	0.32	$157,505	7.850	356.17	582	79.9
Tennessee	$2,413,775	18	0.49	$134,099	8.069	334.17	623	84.7
Texas	$1,543,500	14	0.31	$110,250	8.496	359.83	584	76.8
Utah	$478,925	3	0.10	$159,642	7.515	284.48	636	89.5
Virginia	$6,854,795	38	1.38	$180,389	7.749	346.76	608	83.1
Washington	$1,830,464	12	0.37	$152,539	7.250	359.85	618	84.9
Wisconsin	$4,122,054	24	0.83	$171,752	7.376	359.96	640	84.8
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$12,626,559	88	2.55	$143,484	6.668	347.88	620	42.7
50.01 - 55.00	$12,496,465	70	2.52	$178,521	7.012	343.70	593	53.2
55.01 - 60.00	$16,080,338	90	3.24	$178,670	6.820	354.38	607	58.2
60.01 - 65.00	$27,201,640	144	5.49	$188,900	7.099	352.11	593	63.2
65.01 - 70.00	$37,047,859	184	7.47	$201,347	7.235	356.40	592	68.9
70.01 - 75.00	$52,150,604	259	10.52	$201,354	7.114	358.73	597	73.8
75.01 - 80.00	$124,826,135	568	25.18	$219,764	6.800	359.20	627	79.5
80.01 - 85.00	$76,490,275	351	15.43	$217,921	7.153	357.95	613	84.4
85.01 - 90.00	$93,077,545	425	18.78	$219,006	7.205	357.80	627	89.5
90.01 - 95.00	$37,401,820	178	7.55	$210,123	7.466	356.35	659	94.8
95.01 - 100.00	$6,250,094	39	1.26	$160,259	7.682	358.30	658	99.8
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$204,000	1	0.04	$204,000	4.490	360.00	702	68.0
4.501 - 5.000	$1,394,202	6	0.28	$232,367	4.919	359.36	693	66.8
5.001 - 5.500	$13,752,806	54	2.77	$254,682	5.337	359.82	653	75.1
5.501 - 6.000	$57,303,887	223	11.56	$256,968	5.848	358.22	657	76.2
6.001 - 6.500	$92,646,231	396	18.69	$233,955	6.322	357.18	645	75.9
6.501 - 7.000	$117,206,046	534	23.65	$219,487	6.807	356.01	626	79.4
7.001 - 7.500	$66,174,403	325	13.35	$203,614	7.293	356.73	611	80.4
7.501 - 8.000	$69,472,832	378	14.02	$183,791	7.790	358.05	601	83.2
8.001 - 8.500	$33,287,596	191	6.72	$174,281	8.293	356.65	577	82.1

Aggregate

ARM and Fixed $495,649,334

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.501 - 9.000	$25,045,001	164	5.05	$152,713	8.752	355.88	556	80.8
9.001 - 9.500	$7,432,445	53	1.50	$140,235	9.241	359.91	540	77.1
9.501 - 10.000	$6,522,410	35	1.32	$186,355	9.755	359.82	539	77.4
10.001 - 10.500	$1,706,200	13	0.34	$131,246	10.250	338.78	531	70.4
10.501 - 11.000	$2,471,500	15	0.50	$164,767	10.819	347.73	522	67.3
11.001 - 11.500	$564,950	3	0.11	$188,317	11.355	359.81	534	68.1
11.501 - 12.000	$243,625	3	0.05	$81,208	11.737	359.77	521	71.4
12.001 - 12.500	$221,200	2	0.04	$110,600	12.241	360.00	511	70.0
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$375,286,695	1,845	75.72	$203,407	7.055	356.92	615	78.6
PUD	$35,432,537	147	7.15	$241,038	7.289	357.61	615	81.0
2 FAM	$32,162,730	142	6.49	$226,498	7.025	356.50	629	79.4
CND	$28,395,726	150	5.73	$189,305	7.005	359.48	631	80.4
TWN	$11,367,741	62	2.29	$183,351	7.487	354.95	616	79.7
3 FAM	$9,034,770	34	1.82	$265,729	7.013	355.22	661	79.3
4 FAM	$3,012,725	11	0.61	$273,884	7.098	359.85	650	80.9
CNDP	$956,410	5	0.19	$191,282	7.276	359.55	617	86.7
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$347,173,649	1,678	70.04	$206,897	7.060	357.01	610	77.2
PUR	$95,690,778	448	19.31	$213,595	7.028	359.86	654	84.8
RNC	$52,784,907	270	10.65	$195,500	7.273	352.07	609	80.0
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$475,886,526	2,275	96.01	$209,181	7.051	356.97	617	79.0
INV	$17,958,503	111	3.62	$161,788	7.667	358.77	645	77.9
2H	$1,804,305	10	0.36	$180,431	7.921	355.56	640	75.4

Aggregate

ARM and Fixed $495,649,334

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$248,000	3	0.05	$82,667	7.102	120.00	605	48.8
121 - 180	$5,430,975	39	1.10	$139,256	7.255	180.00	626	70.4
181 - 300	$3,211,150	21	0.65	$152,912	7.153	247.41	644	71.5
301 - 360	$486,759,209	2,333	98.21	$208,641	7.074	359.85	618	79.1
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Stated Income	$222,674,765	974	44.93	$228,619	7.202	357.06	633	79.3
2 Yr Full Doc	$147,696,602	796	29.80	$185,548	6.988	357.13	610	80.0
1 Yr Full Doc	$101,949,747	531	20.57	$191,996	6.947	357.12	601	77.1
1 Yr Limited Doc	$21,382,520	86	4.31	$248,634	6.951	357.04	613	77.4
2 Yr Limited Doc	$1,945,700	9	0.39	$216,189	7.620	341.44	616	83.5
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
781 - 800	$2,238,422	9	0.45	$248,714	6.248	350.30	790	78.4
761 - 780	$4,589,342	19	0.93	$241,544	6.235	356.11	769	74.8
741 - 760	$8,944,078	38	1.80	$235,370	6.385	356.20	749	78.5
721 - 740	$11,523,370	47	2.32	$245,178	6.437	359.86	730	81.6
701 - 720	$23,560,113	101	4.75	$233,268	6.474	354.24	710	82.7
681 - 700	$26,975,927	120	5.44	$224,799	6.645	356.68	692	80.3
661 - 680	$44,931,264	189	9.07	$237,732	6.643	356.07	671	82.7
641 - 660	$52,951,505	243	10.68	$217,907	6.727	358.55	650	82.8
621 - 640	$61,411,855	295	12.39	$208,176	6.817	357.35	631	80.1
601 - 620	$59,995,676	287	12.10	$209,044	6.866	356.39	610	78.8
581 - 600	$52,107,242	261	10.51	$199,645	7.114	356.72	591	78.8
561 - 580	$46,057,015	241	9.29	$191,108	7.273	356.73	570	76.2
541 - 560	$41,275,580	214	8.33	$192,877	7.680	356.98	551	76.8
521 - 540	$37,205,535	201	7.51	$185,102	8.149	358.89	532	74.6

Aggregate

ARM and Fixed $495,649,334

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
501 - 520	$20,986,460	124	4.23	$169,246	8.697	357.64	511	71.6
<= 500	$895,950	7	0.18	$127,993	9.091	359.63	500	71.0
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
C	$20,007,756	112	4.04	$178,641	8.255	359.29	557	69.5
B	$28,871,131	160	5.82	$180,445	7.743	357.74	566	72.6
AA	$334,485,178	1,559	67.48	$214,551	6.776	357.26	635	79.8
C-	$4,941,475	29	1.00	$170,396	10.168	355.42	539	63.1
A+	$98,192,038	484	19.81	$202,876	7.454	356.03	589	78.9
AA100	$6,250,094	39	1.26	$160,259	7.682	358.30	658	99.8
AA95	$2,901,662	13	0.59	$223,205	7.608	341.65	655	94.7
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$110,947,385	595	22.38	$186,466	7.457	357.99	619	82.7
12	$39,409,068	158	7.95	$249,424	7.042	357.45	613	77.8
24	$221,334,936	1,029	44.66	$215,097	7.061	359.79	606	79.5
36	$123,541,945	613	24.93	$201,537	6.777	351.09	641	75.0
60	$416,000	1	0.08	$416,000	5.840	360.00	717	80.0
	$495,649,334	**2,396**	**100.00**	**$206,865**	**7.076**	**357.03**	**618**	**79.0**

Range of Months to Roll (Excludes 685 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	6	$2,478,120	10	0.68	$247,812	6.862	360.00	633	87.0
7 - 12	12	$6,324,974	32	1.75	$197,655	6.879	360.00	619	82.8
19 - 24	24	$332,921,949	1,584	91.94	$210,178	7.181	359.80	608	80.5
32 - 37	36	$17,167,891	73	4.74	$235,177	6.582	359.76	641	78.6
>= 38	60	$3,229,850	12	0.89	$269,154	6.403	360.00	661	75.7
		$362,122,784	**1,711**	**100.00**	**$211,644**	**7.138**	**359.80**	**610**	**80.5**

Aggregate

ARM and Fixed $495,649,334

Detailed Report

Range of Margin (Excludes 685 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$1,109,800	5	0.31	$221,960	7.442	359.31	583	72.3
5.001 - 6.000	$232,548,495	1,054	64.22	$220,634	6.778	359.82	629	81.8
6.001 - 7.000	$128,357,289	651	35.45	$197,169	7.787	359.78	577	78.1
7.001 - 8.000	$107,200	1	0.03	$107,200	7.740	359.00	561	80.0
6.254	**$362,122,784**	**1,711**	**100.00**	**$211,644**	**7.138**	**359.80**	**610**	**80.5**

Range of Maximum Rates (Excludes 685 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.001 - 11.500	$204,000	1	0.06	$204,000	4.490	360.00	702	68.0
11.501 - 12.000	$1,394,202	6	0.39	$232,367	4.919	359.36	693	66.8
12.001 - 12.500	$13,752,806	54	3.80	$254,682	5.337	359.82	653	75.1
12.501 - 13.000	$46,755,137	181	12.91	$258,316	5.829	359.84	655	77.1
13.001 - 13.500	$50,222,650	215	13.87	$233,594	6.329	359.80	634	79.0
13.501 - 14.000	$78,431,603	343	21.66	$228,664	6.816	359.82	620	81.7
14.001 - 14.500	$50,197,237	231	13.86	$217,304	7.300	359.81	603	82.4
14.501 - 15.000	$54,577,937	287	15.07	$190,167	7.796	359.75	596	83.9
15.001 - 15.500	$28,241,246	155	7.80	$182,202	8.289	359.84	570	82.3
15.501 - 16.000	$21,945,761	138	6.06	$159,027	8.750	359.74	553	80.4
16.001 - 16.500	$6,779,795	47	1.87	$144,251	9.239	359.90	537	76.5
16.501 - 17.000	$5,802,885	28	1.60	$207,246	9.752	359.80	538	77.7
17.001 - 17.500	$1,125,600	8	0.31	$140,700	10.283	359.91	538	65.9
17.501 - 18.000	$1,990,900	11	0.55	$180,991	10.812	359.73	514	66.2
18.001 - 18.500	$290,200	2	0.08	$145,100	11.322	359.64	537	66.4
18.501 - 19.000	$189,625	2	0.05	$94,813	11.664	359.70	519	70.4
19.001 - 19.500	$221,200	2	0.06	$110,600	12.241	360.00	511	70.0
14.136	**$362,122,784**	**1,711**	**100.00**	**$211,644**	**7.138**	**359.80**	**610**	**80.5**

Initial Periodic Rate Cap (Excludes 685 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$379,300	2	0.10	$189,650	8.330	360.00	557	86.7
1.500	$6,793,477	30	1.88	$226,449	7.495	359.39	582	78.6
2.000	$53,435,918	254	14.76	$210,378	7.217	359.57	603	80.6
3.000	$301,514,089	1,425	83.26	$211,589	7.114	359.85	612	80.5
	$362,122,784	**1,711**	**100.00**	**$211,644**	**7.138**	**359.80**	**610**	**80.5**

Aggregate

ARM and Fixed $495,649,334

Detailed Report

Subsequent Periodic Rate Cap (Excludes 685 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$379,300	2	0.10	$189,650	8.330	360.00	557	86.7
1.500	$61,212,395	286	16.90	$214,029	7.228	359.55	601	80.3
2.000	$300,531,089	1,423	82.99	$211,195	7.118	359.85	612	80.5
	$362,122,784	**1,711**	**100.00**	**$211,644**	**7.138**	**359.80**	**610**	**80.5**

Range of Lifetime Rate Floor (Excludes 685 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$1,598,202	7	0.44	$228,315	4.865	359.44	694	66.9
5.001 - 6.000	$60,507,943	235	16.71	$257,481	5.717	359.83	654	76.6
6.001 - 7.000	$128,271,253	556	35.42	$230,704	6.623	359.81	625	80.7
7.001 - 8.000	$104,899,874	519	28.97	$202,119	7.556	359.78	600	83.1
8.001 - 9.000	$50,445,307	294	13.93	$171,583	8.491	359.79	563	81.5
9.001 - 10.000	$12,582,680	75	3.47	$167,769	9.475	359.85	538	77.0
> 10.000	$3,817,525	25	1.05	$152,701	10.820	359.79	523	66.5
	$362,122,784	**1,711**	**100.00**	**$211,644**	**7.138**	**359.80**	**610**	**80.5**

Next Interest Adjustment Date (Excludes 685 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
01/05	$2,478,120	10	0.68	$247,812	6.862	360.00	633	87.0
07/05	$6,324,974	32	1.75	$197,655	6.879	360.00	619	82.8
04/06	$52,000	1	0.01	$52,000	7.490	357.00	612	77.6
05/06	$1,303,700	7	0.36	$186,243	8.086	358.00	578	80.7
06/06	$64,455,870	304	17.80	$212,026	7.190	359.00	603	80.4
07/06	$267,110,379	1,272	73.76	$209,992	7.174	360.00	609	80.6
06/07	$4,042,099	16	1.12	$252,631	6.659	359.00	637	76.1
07/07	$13,125,792	57	3.62	$230,277	6.558	360.00	642	79.3
07/09	$3,229,850	12	0.89	$269,154	6.403	360.00	661	75.7
	$362,122,784	**1,711**	**100.00**	**$211,644**	**7.138**	**359.80**	**610**	**80.5**

Group 1 - Conforming

ARM and Fixed $380,556,032

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	2,115	
Total Outstanding Balance	$380,556,032	
Average Loan Balance	$179,932	$40,000 to $476,000
WA Mortgage Rate	7.153%	4.490% to 12.440%
Net WAC	6.644%	3.981% to 11.931%
ARM Characteristics		
WA Gross Margin	6.279%	4.890% to 7.250%
WA Months to First Roll	24	6 to 60
WA First Periodic Cap	2.811%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.909%	1.000% to 2.000%
WA Lifetime Cap	14.210%	11.490% to 19.440%
WA Lifetime Floor	7.212%	4.490% to 12.440%
WA Original Term (months)	356	120 to 360
WA Remaining Term (months)	356	120 to 360
WA LTV	78.25%	14.14% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	613	
WA DTI%	41.13%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	75.84%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	51.82%	SFR	74.51%	Stated In	41.43%	RCO	71.32%	OO	95.64%	AA	65.42%	0	24.16%
IL	11.39%	2 FAM	7.73%	2 Yr Full	32.10%	PUR	16.74%	INV	4.12%	A+	20.18%	12	7.08%
FL	5.92%	PUD	6.08%	1 Yr Full	22.62%	RNC	11.94%	2H	0.24%	B	6.54%	24	43.61%
NY	5.29%	CND	5.87%	1 Yr Limit	3.45%					C	4.77%	36	25.15%
NV	3.91%	TWN	2.50%	2 Yr Limit	0.40%					AA100	1.55%		
										C-	1.18%		
										AA95	0.35%		

Group 1 - Conforming

ARM and Fixed $380,556,032

Detailed Report

Program Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$1,199,420	7	0.32	$171,346	7.346	360.00	636	89.5
1/29 LIB6M	$6,324,974	32	1.66	$197,655	6.879	360.00	619	82.8
2/28 LIB6M	$229,805,209	1,284	60.39	$178,976	7.337	359.79	599	79.9
2/28 LIB6M - IO	$22,731,937	102	5.97	$222,862	6.250	359.86	649	80.8
3/27 LIB6M	$8,204,331	48	2.16	$170,924	6.874	359.79	626	76.3
3/27 LIB6M - IO	$1,826,550	8	0.48	$228,319	6.303	359.59	639	82.3
5/25 LIB6M	$1,252,850	7	0.33	$178,979	6.970	360.00	636	78.2
10Yr Fixed	$248,000	3	0.07	$82,667	7.102	120.00	605	48.8
15Yr Fixed	$5,430,975	39	1.43	$139,256	7.255	180.00	626	70.4
20Yr Fixed	$2,814,650	19	0.74	$148,139	7.219	240.00	638	69.5
25Yr Fixed	$396,500	2	0.10	$198,250	6.684	300.00	683	86.2
30Yr Fixed	$98,306,436	553	25.83	$177,769	6.992	360.00	634	74.5
30Yr Fixed - IO	$2,014,200	11	0.53	$183,109	6.741	360.00	661	62.3
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$271,345,271	1,488	71.30	$182,356	7.212	359.81	605	80.0
Fixed 120	$248,000	3	0.07	$82,667	7.102	120.00	605	48.8
Fixed 180	$5,430,975	39	1.43	$139,256	7.255	180.00	626	70.4
Fixed 240	$2,814,650	19	0.74	$148,139	7.219	240.00	638	69.5
Fixed 300	$396,500	2	0.10	$198,250	6.684	300.00	683	86.2
Fixed 360	$100,320,636	564	26.36	$177,873	6.987	360.00	634	74.3
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$1,020,650	21	0.27	$48,602	7.614	351.03	585	60.5
$50,000.01 - $75,000.00	$7,903,198	122	2.08	$64,780	8.148	345.84	589	76.8
$75,000.01 - $100,000.00	$16,316,758	184	4.29	$88,678	7.728	348.01	608	77.9
$100,000.01 - $150,000.00	$62,957,988	501	16.54	$125,665	7.435	354.66	606	76.1
$150,000.01 - $200,000.00	$86,203,433	491	22.65	$175,567	7.251	356.87	608	77.3
$200,000.01 - $250,000.00	$85,510,249	382	22.47	$223,849	7.021	356.59	616	78.2
$250,000.01 - $300,000.00	$76,496,519	279	20.10	$274,181	6.898	357.70	618	79.3
$300,000.01 - $350,000.00	$38,185,507	120	10.03	$318,213	6.864	358.39	627	82.9
$350,000.01 - $400,000.00	$2,572,500	7	0.68	$367,500	6.869	360.00	657	74.6
$400,000.01 - $450,000.00	$2,913,230	7	0.77	$416,176	6.703	360.00	631	81.2
$450,000.01 - $500,000.00	$476,000	1	0.13	$476,000	6.990	360.00	768	85.0

Group 1 - Conforming

ARM and Fixed $380,556,032

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$380,556,032	2,115	100.00	$179,932	7.153	356.19	613	78.3

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$1,131,650	12	0.30	$94,304	8.181	359.96	598	88.9
Alaska	$402,600	2	0.11	$201,300	6.633	359.46	639	82.2
Arizona	$927,721	6	0.24	$154,620	6.679	359.81	661	85.1
Arkansas	$948,950	6	0.25	$158,158	8.567	336.29	603	84.3
California	$197,204,985	956	51.82	$206,281	6.874	357.03	615	75.1
Colorado	$789,500	4	0.21	$197,375	7.267	359.66	626	86.2
Connecticut	$5,591,650	35	1.47	$159,761	7.124	354.25	626	79.2
Delaware	$467,750	3	0.12	$155,917	8.227	360.00	552	85.0
Florida	$22,521,756	157	5.92	$143,451	7.443	354.85	603	80.5
Georgia	$6,460,101	53	1.70	$121,889	7.758	358.02	601	83.8
Hawaii	$1,876,650	7	0.49	$268,093	6.759	359.70	653	75.3
Idaho	$941,632	7	0.25	$134,519	7.589	360.00	640	82.2
Illinois	$43,349,194	251	11.39	$172,706	7.331	357.18	622	82.7
Indiana	$1,954,735	19	0.51	$102,881	7.642	359.91	611	85.8
Iowa	$505,500	4	0.13	$126,375	7.432	359.89	643	83.4
Kentucky	$457,025	3	0.12	$152,342	7.852	360.00	590	83.1
Lousiana	$264,900	2	0.07	$132,450	7.748	360.00	637	92.4
Maine	$641,300	3	0.17	$213,767	7.926	359.59	642	67.1
Maryland	$7,743,330	42	2.03	$184,365	7.365	359.89	609	79.8
Massachusetts	$2,779,800	12	0.73	$231,650	7.099	360.00	588	77.4
Michigan	$5,539,000	47	1.46	$117,851	7.762	359.85	596	82.7
Minnesota	$1,955,000	11	0.51	$177,727	7.205	359.80	606	78.5
Mississippi	$524,825	6	0.14	$87,471	8.299	359.84	600	92.0
Missouri	$3,429,660	30	0.90	$114,322	7.939	338.80	622	85.3
Montana	$108,640	1	0.03	$108,640	8.000	360.00	599	80.0
Nebraska	$328,600	3	0.09	$109,533	8.268	360.00	574	87.6
Nevada	$14,865,568	78	3.91	$190,584	7.272	358.08	613	80.3
New Hampshire	$681,250	4	0.18	$170,313	7.293	360.00	606	71.6
New Jersey	$5,214,578	26	1.37	$200,561	7.675	359.82	598	79.0
New Mexico	$1,429,770	12	0.38	$119,148	7.959	359.94	606	79.5
New York	$20,114,505	85	5.29	$236,641	7.147	353.02	615	77.6
North Carolina	$4,398,369	39	1.16	$112,779	7.947	352.98	607	87.7
Ohio	$4,550,770	39	1.20	$116,686	7.930	347.45	591	86.4
Oklahoma	$797,430	8	0.21	$99,679	7.689	351.05	610	87.1
Oregon	$1,448,650	10	0.38	$144,865	7.355	344.51	610	83.9
Pennsylvania	$2,478,825	18	0.65	$137,713	7.610	359.93	585	81.7
Rhode Island	$945,300	5	0.25	$189,060	7.074	360.00	608	83.1

Group 1 - Conforming

ARM and Fixed $380,556,032

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
South Carolina	$1,150,050	9	0.30	$127,783	7.980	354.75	589	89.7
Tennessee	$1,980,275	17	0.52	$116,487	8.097	328.52	611	84.6
Texas	$1,543,500	14	0.41	$110,250	8.496	359.83	584	76.8
Utah	$478,925	3	0.13	$159,642	7.515	284.48	636	89.5
Virginia	$4,789,295	33	1.26	$145,130	7.914	341.23	608	82.9
Washington	$1,830,464	12	0.48	$152,539	7.250	359.85	618	84.9
Wisconsin	$3,012,054	21	0.79	$143,431	7.428	359.94	635	86.6
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$12,116,559	87	3.18	$139,271	6.696	347.37	617	42.4
50.01 - 55.00	$10,837,465	66	2.85	$164,204	6.967	341.21	597	53.2
55.01 - 60.00	$14,243,338	86	3.74	$165,620	6.778	353.68	610	58.3
60.01 - 65.00	$23,707,240	135	6.23	$175,609	7.108	350.97	591	63.3
65.01 - 70.00	$32,181,159	172	8.46	$187,100	7.288	355.89	589	68.9
70.01 - 75.00	$42,302,317	234	11.12	$180,779	7.199	358.48	593	73.9
75.01 - 80.00	$86,623,862	477	22.76	$181,601	6.920	358.92	617	79.5
80.01 - 85.00	$56,667,000	303	14.89	$187,020	7.263	357.27	611	84.5
85.01 - 90.00	$67,352,517	362	17.70	$186,057	7.278	357.02	623	89.6
90.01 - 95.00	$28,614,481	155	7.52	$184,610	7.502	355.32	658	94.8
95.01 - 100.00	$5,910,094	38	1.55	$155,529	7.698	358.20	655	99.8
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$204,000	1	0.05	$204,000	4.490	360.00	702	68.0
4.501 - 5.000	$1,057,502	5	0.28	$211,500	4.910	359.47	701	67.3
5.001 - 5.500	$8,754,642	41	2.30	$213,528	5.310	359.80	657	74.0
5.501 - 6.000	$35,460,226	170	9.32	$208,590	5.843	357.19	647	74.4
6.001 - 6.500	$66,806,743	335	17.56	$199,423	6.319	356.13	639	74.2
6.501 - 7.000	$92,358,289	473	24.27	$195,261	6.805	354.97	624	78.4
7.001 - 7.500	$53,763,771	294	14.13	$182,870	7.298	356.01	611	79.5
7.501 - 8.000	$57,346,172	348	15.07	$164,788	7.793	357.70	599	82.9
8.001 - 8.500	$26,873,046	176	7.06	$152,688	8.291	355.89	578	82.7
8.501 - 9.000	$21,610,251	155	5.68	$139,421	8.745	355.32	557	80.8
9.001 - 9.500	$6,992,445	52	1.84	$134,470	9.225	359.90	540	78.5
9.501 - 10.000	$4,471,470	30	1.17	$149,049	9.764	359.83	538	73.6

Group 1 - Conforming

ARM and Fixed $380,556,032

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.001 - 10.500	$1,706,200	13	0.45	$131,246	10.250	338.78	531	70.4
10.501 - 11.000	$2,121,500	14	0.56	$151,536	10.848	345.70	524	67.9
11.001 - 11.500	$564,950	3	0.15	$188,317	11.355	359.81	534	68.1
11.501 - 12.000	$243,625	3	0.06	$81,208	11.737	359.77	521	71.4
12.001 - 12.500	$221,200	2	0.06	$110,600	12.241	360.00	511	70.0
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$283,570,205	1,620	74.51	$175,043	7.142	355.97	610	77.7
2 FAM	$29,430,780	136	7.73	$216,403	7.080	356.19	626	79.0
PUD	$23,121,003	118	6.08	$195,941	7.387	356.45	605	80.8
CND	$22,348,384	135	5.87	$165,544	7.032	359.37	633	80.1
TWN	$9,510,965	57	2.50	$166,859	7.596	354.00	610	79.6
3 FAM	$9,034,770	34	2.37	$265,729	7.013	355.22	661	79.3
4 FAM	$3,012,725	11	0.79	$273,884	7.098	359.85	650	80.9
CNDP	$527,200	4	0.14	$131,800	6.686	360.00	576	80.0
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$271,414,110	1,493	71.32	$181,791	7.120	356.22	607	76.4
PUR	$63,692,957	369	16.74	$172,610	7.181	359.88	648	85.0
RNC	$45,448,965	253	11.94	$179,640	7.309	350.82	603	79.9
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$363,952,649	2,001	95.64	$181,885	7.130	356.09	612	78.3
INV	$15,692,578	106	4.12	$148,043	7.649	358.59	643	77.2
2H	$910,805	8	0.24	$113,851	7.700	351.21	619	68.6
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Group 1 - Conforming
ARM and Fixed $380,556,032
Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$248,000	3	0.07	$82,667	7.102	120.00	605	48.8
121 - 180	$5,430,975	39	1.43	$139,256	7.255	180.00	626	70.4
181 - 300	$3,211,150	21	0.84	$152,912	7.153	247.41	644	71.5
301 - 360	$371,665,907	2,052	97.66	$181,124	7.152	359.86	613	78.4
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Stated Income	$157,654,262	815	41.43	$193,441	7.290	355.93	630	78.2
2 Yr Full Doc	$122,166,661	734	32.10	$166,440	7.071	356.56	604	79.6
1 Yr Full Doc	$86,093,139	491	22.62	$175,342	7.031	356.61	598	76.7
1 Yr Limited Doc	$13,116,120	67	3.45	$195,763	7.024	355.30	605	76.0
2 Yr Limited Doc	$1,525,850	8	0.40	$190,731	7.532	336.34	592	81.8
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
781 - 800	$2,238,422	9	0.59	$248,714	6.248	350.30	790	78.4
761 - 780	$3,084,071	15	0.81	$205,605	6.199	354.32	770	70.6
741 - 760	$6,799,878	33	1.79	$206,057	6.449	355.01	750	77.6
721 - 740	$6,844,470	36	1.80	$190,124	6.520	359.84	731	81.0
701 - 720	$14,595,063	79	3.84	$184,748	6.596	350.81	710	83.1
681 - 700	$19,520,828	102	5.13	$191,381	6.702	355.41	691	80.7
661 - 680	$27,658,020	147	7.27	$188,150	6.755	353.70	671	82.4
641 - 660	$39,978,220	212	10.51	$188,577	6.825	358.10	650	82.8
621 - 640	$47,797,277	261	12.56	$183,131	6.852	356.65	630	79.2
601 - 620	$46,298,026	255	12.17	$181,561	6.901	355.41	610	77.8
581 - 600	$42,922,845	238	11.28	$180,348	7.118	356.06	591	77.9
561 - 580	$38,318,677	221	10.07	$173,388	7.291	356.10	570	75.1
541 - 560	$35,066,632	199	9.21	$176,214	7.650	356.47	552	76.6
521 - 540	$31,205,493	187	8.20	$166,874	8.153	358.71	532	74.4
501 - 520	$17,332,160	114	4.55	$152,036	8.712	357.27	510	71.8
<= 500	$895,950	7	0.24	$127,993	9.091	359.63	500	71.0
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Group 1 - Conforming

ARM and Fixed $380,556,032

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
C	$18,158,356	107	4.77	$169,704	8.260	359.28	558	69.4
B	$24,903,831	150	6.54	$166,026	7.785	357.40	566	73.1
AA	$248,965,888	1,352	65.42	$184,146	6.853	356.37	630	79.1
C-	$4,501,475	28	1.18	$160,767	10.233	354.97	540	63.8
A+	$76,789,148	431	20.18	$178,165	7.422	354.99	589	78.3
AA100	$5,910,094	38	1.55	$155,529	7.698	358.20	655	99.8
AA95	$1,327,240	9	0.35	$147,471	8.012	319.89	643	94.9
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$91,933,740	548	24.16	$167,762	7.485	357.61	616	82.3
12	$26,946,078	127	7.08	$212,174	6.959	356.34	611	77.0
24	$165,952,408	893	43.61	$185,837	7.153	359.79	601	78.7
36	$95,723,806	547	25.15	$174,998	6.889	348.52	634	73.9
	$380,556,032	**2,115**	**100.00**	**$179,932**	**7.153**	**356.19**	**613**	**78.3**

Range of Months to Roll

(Excludes 627 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	6	$1,199,420	7	0.44	$171,346	7.346	360.00	636	89.5
7 - 12	12	$6,324,974	32	2.33	$197,655	6.879	360.00	619	82.8
19 - 24	24	$252,537,146	1,386	93.07	$182,206	7.239	359.80	604	80.0
32 - 37	36	$10,030,881	56	3.70	$179,123	6.770	359.75	628	77.4
>= 38	60	$1,252,850	7	0.46	$178,979	6.970	360.00	636	78.2
		$271,345,271	**1,488**	**100.00**	**$182,356**	**7.212**	**359.81**	**605**	**80.0**

Range of Margin

(Excludes 627 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$753,000	4	0.28	$188,250	7.183	359.45	607	68.6
5.001 - 6.000	$167,974,244	897	61.90	$187,262	6.851	359.82	623	81.4
6.001 - 7.000	$102,510,827	586	37.78	$174,933	7.805	359.79	575	77.8
7.001 - 8.000	$107,200	1	0.04	$107,200	7.740	359.00	561	80.0
6.279	**$271,345,271**	**1,488**	**100.00**	**$182,356**	**7.212**	**359.81**	**605**	**80.0**

Group 1 - Conforming

ARM and Fixed $380,556,032

Detailed Report

Range of Maximum Rates (Excludes 627 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.001 - 11.500	$204,000	1	0.08	$204,000	4.490	360.00	702	68.0
11.501 - 12.000	$1,057,502	5	0.39	$211,500	4.910	359.47	701	67.3
12.001 - 12.500	$8,754,642	41	3.23	$213,528	5.310	359.80	657	74.0
12.501 - 13.000	$28,420,176	136	10.47	$208,972	5.818	359.81	644	75.7
13.001 - 13.500	$36,531,501	183	13.46	$199,626	6.317	359.82	631	77.8
13.501 - 14.000	$59,902,846	297	22.08	$201,693	6.820	359.80	617	80.8
14.001 - 14.500	$39,722,605	205	14.64	$193,769	7.305	359.81	604	81.7
14.501 - 15.000	$42,855,027	258	15.79	$166,105	7.801	359.77	592	83.9
15.001 - 15.500	$21,826,696	140	8.04	$155,905	8.286	359.84	569	83.0
15.501 - 16.000	$18,511,011	129	6.82	$143,496	8.741	359.79	554	80.4
16.001 - 16.500	$6,339,795	46	2.34	$137,822	9.221	359.89	538	78.0
16.501 - 17.000	$3,751,945	23	1.38	$163,128	9.760	359.80	537	73.4
17.001 - 17.500	$1,125,600	8	0.41	$140,700	10.283	359.91	538	65.9
17.501 - 18.000	$1,640,900	10	0.60	$164,090	10.848	359.67	515	66.6
18.001 - 18.500	$290,200	2	0.11	$145,100	11.322	359.64	537	66.4
18.501 - 19.000	$189,625	2	0.07	$94,813	11.664	359.70	519	70.4
19.001 - 19.500	$221,200	2	0.08	$110,600	12.241	360.00	511	70.0
14.210	**$271,345,271**	**1,488**	**100.00**	**$182,356**	**7.212**	**359.81**	**605**	**80.0**

Initial Periodic Rate Cap (Excludes 627 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$379,300	2	0.14	$189,650	8.330	360.00	557	86.7
1.500	$4,406,820	24	1.62	$183,618	7.675	359.43	576	78.0
2.000	$43,992,306	231	16.21	$190,443	7.221	359.60	602	80.4
3.000	$222,566,845	1,231	82.02	$180,802	7.200	359.85	606	79.9
	$271,345,271	**1,488**	**100.00**	**$182,356**	**7.212**	**359.81**	**605**	**80.0**

Subsequent Periodic Rate Cap (Excludes 627 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$379,300	2	0.14	$189,650	8.330	360.00	557	86.7
1.500	$48,568,126	255	17.90	$190,463	7.258	359.58	599	80.2
2.000	$222,397,845	1,231	81.96	$180,664	7.201	359.85	606	79.9
	$271,345,271	**1,488**	**100.00**	**$182,356**	**7.212**	**359.81**	**605**	**80.0**

Group 1 - Conforming

ARM and Fixed $380,556,032

Detailed Report

Range of Lifetime Rate Floor (Excludes 627 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$1,261,502	6	0.46	$210,250	4.842	359.55	701	67.4
5.001 - 6.000	$37,174,818	177	13.70	$210,027	5.698	359.81	647	75.3
6.001 - 7.000	$96,051,347	478	35.40	$200,944	6.626	359.81	622	79.7
7.001 - 8.000	$82,702,332	464	30.48	$178,238	7.560	359.79	598	82.6
8.001 - 9.000	$40,596,007	270	14.96	$150,356	8.495	359.82	562	81.9
9.001 - 10.000	$10,091,740	69	3.72	$146,257	9.421	359.86	537	76.3
> 10.000	$3,467,525	24	1.28	$144,480	10.838	359.77	524	66.8
	$271,345,271	**1,488**	**100.00**	**$182,356**	**7.212**	**359.81**	**605**	**80.0**

Next Interest Adjustment Date (Excludes 627 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
01/05	$1,199,420	7	0.44	$171,346	7.346	360.00	636	89.5
07/05	$6,324,974	32	2.33	$197,655	6.879	360.00	619	82.8
04/06	$52,000	1	0.02	$52,000	7.490	357.00	612	77.6
05/06	$867,200	6	0.32	$144,533	8.134	358.00	559	76.0
06/06	$48,515,892	265	17.88	$183,079	7.175	359.00	601	79.6
07/06	$203,102,054	1,114	74.85	$182,318	7.250	360.00	604	80.1
06/07	$2,464,189	12	0.91	$205,349	6.863	359.00	608	73.7
07/07	$7,566,692	44	2.79	$171,970	6.740	360.00	635	78.7
07/09	$1,252,850	7	0.46	$178,979	6.970	360.00	636	78.2
	$271,345,271	**1,488**	**100.00**	**$182,356**	**7.212**	**359.81**	**605**	**80.0**

Group 2 - Non-Conforming

ARM and Fixed $115,093,302

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		281	
Total Outstanding Balance		$115,093,302	
Average Loan Balance		$409,585	$334,357 to $636,000
WA Mortgage Rate		6.823%	4.950% to 10.640%
Net WAC		6.314%	4.441% to 10.131%
ARM Characteristics			
WA Gross Margin		6.182%	4.950% to 6.990%
WA Months to First Roll		25	6 to 60
WA First Periodic Cap		2.857%	1.500% to 3.000%
WA Subsequent Periodic Cap		1.930%	1.500% to 2.000%
WA Lifetime Cap		13.915%	11.950% to 17.640%
WA Lifetime Floor		6.915%	4.950% to 10.640%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		360	358 to 360
WA LTV		81.36%	49.04% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		634	
WA DTI%		42.20%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	74.63%	SFR	79.69%	Stated In	56.49%	RCO	65.82%	OO	97.25%	AA	74.30%	0	16.52%
NY	5.24%	PUD	10.70%	2 Yr Full	22.18%	PUR	27.80%	INV	1.97%	A+	18.60%	12	10.83%
IL	3.97%	CND	5.25%	1 Yr Full	13.78%	RNC	6.37%	2H	0.78%	B	3.45%	24	48.12%
NV	2.03%	2 FAM	2.37%	1 Yr Limit	7.18%					C	1.61%	36	24.17%
VA	1.79%	TWN	1.61%	2 Yr Limit	0.36%					AA95	1.37%	60	0.36%
										C-	0.38%		
										AA100	0.30%		

Group 2 - Non-Conforming

ARM and Fixed $115,093,302

Detailed Report

Program Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$1,278,700	3	1.11	$426,233	6.407	360.00	631	84.6
2/28 LIB6M	$63,252,354	156	54.96	$405,464	7.223	359.77	610	82.6
2/28 LIB6M - IO	$17,132,449	42	14.89	$407,915	6.166	359.87	664	81.4
3/27 LIB6M	$3,227,810	8	2.80	$403,476	6.542	359.64	636	81.5
3/27 LIB6M - IO	$3,909,200	9	3.40	$434,356	6.131	359.89	678	79.0
5/25 LIB6M	$1,977,000	5	1.72	$395,400	6.044	360.00	677	74.1
30Yr Fixed	$23,129,589	55	20.10	$420,538	6.494	360.00	667	78.8
30Yr Fixed - IO	$1,186,200	3	1.03	$395,400	6.222	359.65	642	82.6
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$90,777,513	223	78.87	$407,074	6.915	359.80	626	82.0
Fixed 360	$24,315,789	58	21.13	$419,238	6.480	359.98	665	79.0
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$300,000.01 - $350,000.00	$14,022,358	41	12.18	$342,009	6.998	359.80	632	82.0
$350,000.01 - $400,000.00	$42,600,058	113	37.01	$376,992	6.765	359.87	628	81.8
$400,000.01 - $450,000.00	$27,642,042	65	24.02	$425,262	6.859	359.80	629	82.2
$450,000.01 - $500,000.00	$23,662,594	49	20.56	$482,910	6.708	359.83	650	81.1
$500,000.01 - $550,000.00	$4,822,250	9	4.19	$535,806	6.747	359.89	652	71.7
$550,000.01 - $600,000.00	$1,708,000	3	1.48	$569,333	8.186	359.67	618	81.9
$600,000.01 - $650,000.00	$636,000	1	0.55	$636,000	6.500	360.00	607	80.0
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$337,500	1	0.29	$337,500	7.590	360.00	565	90.0
Arizona	$340,000	1	0.30	$340,000	8.390	359.00	553	80.0
California	$85,891,767	208	74.63	$412,941	6.649	359.83	639	80.7
Colorado	$400,000	1	0.35	$400,000	7.340	360.00	552	74.0
Connecticut	$768,000	2	0.67	$384,000	6.682	360.00	629	74.1
Florida	$1,785,000	4	1.55	$446,250	6.442	360.00	599	74.4

Group 2 - Non-Conforming

ARM and Fixed $115,093,302

Detailed Report

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Georgia	$1,324,500	3	1.15	$441,500	6.978	359.62	615	83.1
Illinois	$4,565,710	12	3.97	$380,476	7.344	359.74	640	85.7
Maryland	$1,890,200	5	1.64	$378,040	8.022	359.80	579	85.7
Michigan	$365,000	1	0.32	$365,000	8.590	360.00	581	88.0
Minnesota	$360,000	1	0.31	$360,000	6.750	360.00	614	90.0
Nevada	$2,341,090	6	2.03	$390,182	7.419	360.00	619	84.1
New Hampshire	$342,000	1	0.30	$342,000	8.190	360.00	607	90.0
New Jersey	$1,527,000	4	1.33	$381,750	7.574	360.00	635	90.8
New York	$6,029,635	14	5.24	$430,688	7.295	359.88	629	86.2
North Carolina	$1,272,150	3	1.11	$424,050	7.634	360.00	609	82.1
Oregon	$797,500	2	0.69	$398,750	7.541	359.48	590	79.2
Pennsylvania	$722,250	2	0.63	$361,125	6.105	360.00	675	76.9
South Carolina	$425,000	1	0.37	$425,000	7.500	360.00	562	53.3
Tennessee	$433,500	1	0.38	$433,500	7.940	360.00	680	85.0
Virginia	$2,065,500	5	1.79	$413,100	7.368	359.58	610	83.4
Wisconsin	$1,110,000	3	0.96	$370,000	7.237	360.00	654	79.8
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Loan-to-Value Ratios								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$510,000	1	0.44	$510,000	5.990	360.00	705	49.0
50.01 - 55.00	$1,659,000	4	1.44	$414,750	7.302	360.00	567	52.6
55.01 - 60.00	$1,837,000	4	1.60	$459,250	7.150	359.81	581	56.8
60.01 - 65.00	$3,494,400	9	3.04	$388,267	7.038	359.90	606	62.7
65.01 - 70.00	$4,866,700	12	4.23	$405,558	6.889	359.77	609	68.7
70.01 - 75.00	$9,848,287	25	8.56	$393,931	6.747	359.81	614	73.4
75.01 - 80.00	$38,202,273	91	33.19	$419,805	6.526	359.84	648	79.5
80.01 - 85.00	$19,823,275	48	17.22	$412,985	6.837	359.91	621	84.2
85.01 - 90.00	$25,725,028	63	22.35	$408,334	7.017	359.83	636	89.4
90.01 - 95.00	$8,787,339	23	7.63	$382,058	7.348	359.70	662	94.9
95.01 - 100.00	$340,000	1	0.30	$340,000	7.400	360.00	696	100.0
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Range of Current Gross Coupon								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$336,700	1	0.29	$336,700	4.950	359.00	668	65.3
5.001 - 5.500	$4,998,164	13	4.34	$384,474	5.382	359.85	647	76.9
5.501 - 6.000	$21,843,661	53	18.98	$412,145	5.858	359.88	673	79.1

Group 2 - Non-Conforming

ARM and Fixed $115,093,302

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.001 - 6.500	$25,839,488	61	22.45	$423,598	6.330	359.88	660	80.3
6.501 - 7.000	$24,847,757	61	21.59	$407,340	6.816	359.89	631	83.4
7.001 - 7.500	$12,410,632	31	10.78	$400,343	7.274	359.84	608	84.3
7.501 - 8.000	$12,126,660	30	10.54	$404,222	7.773	359.70	614	84.5
8.001 - 8.500	$6,414,550	15	5.57	$427,637	8.301	359.83	574	79.8
8.501 - 9.000	$3,434,750	9	2.98	$381,639	8.798	359.42	546	80.6
9.001 - 9.500	$440,000	1	0.38	$440,000	9.500	360.00	534	55.2
9.501 - 10.000	$2,050,940	5	1.78	$410,188	9.736	359.80	539	85.6
10.501 - 11.000	$350,000	1	0.30	$350,000	10.640	360.00	512	64.0
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$91,716,490	225	79.69	$407,629	6.784	359.84	633	81.2
PUD	$12,311,534	29	10.70	$424,536	7.103	359.80	634	81.5
CND	$6,047,342	15	5.25	$403,156	6.905	359.88	622	81.4
2 FAM	$2,731,950	6	2.37	$455,325	6.432	359.82	665	84.1
TWN	$1,856,776	5	1.61	$371,355	6.931	359.82	647	80.2
CNDP	$429,210	1	0.37	$429,210	8.000	359.00	666	95.0
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$75,759,539	185	65.82	$409,511	6.844	359.85	619	80.1
PUR	$31,997,821	79	27.80	$405,036	6.723	359.80	668	84.5
RNC	$7,335,942	17	6.37	$431,526	7.044	359.83	646	80.5
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$111,933,877	274	97.25	$408,518	6.793	359.83	633	81.3
INV	$2,265,925	5	1.97	$453,185	7.790	360.00	660	82.7
2H	$893,500	2	0.78	$446,750	8.146	360.00	660	82.4
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Group 2 - Non-Conforming

ARM and Fixed $115,093,302

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$115,093,302	281	100.00	$409,585	6.823	359.84	634	81.4
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Stated Income	$65,020,503	159	56.49	$408,934	6.987	359.80	639	81.8
2 Yr Full Doc	$25,529,941	62	22.18	$411,773	6.593	359.90	637	81.8
1 Yr Full Doc	$15,856,608	40	13.78	$396,415	6.486	359.87	614	79.6
1 Yr Limited Doc	$8,266,400	19	7.18	$435,074	6.836	359.80	625	79.6
2 Yr Limited Doc	$419,850	1	0.36	$419,850	7.940	360.00	702	90.0
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
761 - 780	$1,505,271	4	1.31	$376,318	6.309	359.77	767	83.3
741 - 760	$2,144,200	5	1.86	$428,840	6.181	360.00	749	81.4
721 - 740	$4,678,900	11	4.07	$425,355	6.315	359.89	729	82.4
701 - 720	$8,965,050	22	7.79	$407,502	6.276	359.82	710	81.9
681 - 700	$7,455,099	18	6.48	$414,172	6.494	360.00	692	79.0
661 - 680	$17,273,244	42	15.01	$411,268	6.465	359.86	671	83.1
641 - 660	$12,973,285	31	11.27	$418,493	6.423	359.93	649	83.1
621 - 640	$13,614,578	34	11.83	$400,429	6.693	359.83	632	83.1
601 - 620	$13,697,650	32	11.90	$428,052	6.746	359.70	610	82.2
581 - 600	$9,184,397	23	7.98	$399,322	7.099	359.81	589	82.9
561 - 580	$7,738,338	20	6.72	$386,917	7.185	359.85	572	81.5
541 - 560	$6,208,948	15	5.39	$413,930	7.848	359.86	549	77.8
521 - 540	$6,000,042	14	5.21	$428,574	8.131	359.87	533	75.5
501 - 520	$3,654,300	10	3.18	$365,430	8.624	359.41	511	70.6
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A+	$21,402,890	53	18.60	$403,828	7.566	359.77	590	80.9
AA	$85,519,290	207	74.30	$413,137	6.553	359.86	650	82.1
AA100	$340,000	1	0.30	$340,000	7.400	360.00	696	100.0

Group 2 - Non-Conforming

ARM and Fixed $115,093,302

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AA95	$1,574,422	4	1.37	$393,606	7.268	360.00	665	94.5
B	$3,967,300	10	3.45	$396,730	7.483	359.83	565	69.2
C	$1,849,400	5	1.61	$369,880	8.203	359.42	544	71.1
C-	$440,000	1	0.38	$440,000	9.500	360.00	534	55.2
	$115,093,302	*281*	*100.00*	*$409,585*	*6.823*	*359.84*	*634*	*81.4*

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$19,013,645	47	16.52	$404,546	7.321	359.83	634	84.6
12	$12,462,990	31	10.83	$402,032	7.223	359.85	615	79.4
24	$55,382,528	136	48.12	$407,224	6.785	359.79	623	81.9
36	$27,818,139	66	24.17	$421,487	6.394	359.93	664	78.9
60	$416,000	1	0.36	$416,000	5.840	360.00	717	80.0
	$115,093,302	**281**	**100.00**	**$409,585**	**6.823**	**359.84**	**634**	**81.4**

Range of Months to Roll (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	6	$1,278,700	3	1.41	$426,233	6.407	360.00	631	84.6
19 - 24	24	$80,384,803	198	88.55	$405,984	6.998	359.79	621	82.3
32 - 37	36	$7,137,010	17	7.86	$419,824	6.317	359.78	659	80.1
>= 38	60	$1,977,000	5	2.18	$395,400	6.044	360.00	677	74.1
		$90,777,513	**223**	**100.00**	**$407,074**	**6.915**	**359.80**	**626**	**82.0**

Range of Margin (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$356,800	1	0.39	$356,800	7.990	359.00	533	80.0
5.001 - 6.000	$64,574,251	157	71.13	$411,301	6.589	359.82	643	82.9
6.001 - 7.000	$25,846,462	65	28.47	$397,638	7.715	359.76	583	79.7
6.182	**$90,777,513**	**223**	**100.00**	**$407,074**	**6.915**	**359.80**	**626**	**82.0**

Group 2 - Non-Conforming

ARM and Fixed $115,093,302

Detailed Report

Range of Maximum Rates (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$336,700	1	0.37	$336,700	4.950	359.00	668	65.3
12.001 - 12.500	$4,998,164	13	5.51	$384,474	5.382	359.85	647	76.9
12.501 - 13.000	$18,334,961	45	20.20	$407,444	5.846	359.88	671	79.4
13.001 - 13.500	$13,691,149	32	15.08	$427,848	6.360	359.76	645	82.1
13.501 - 14.000	$18,528,757	46	20.41	$402,799	6.806	359.85	628	84.7
14.001 - 14.500	$10,474,632	26	11.54	$402,870	7.282	359.81	603	85.0
14.501 - 15.000	$11,722,910	29	12.91	$404,238	7.779	359.68	612	84.2
15.001 - 15.500	$6,414,550	15	7.07	$427,637	8.301	359.83	574	79.8
15.501 - 16.000	$3,434,750	9	3.78	$381,639	8.798	359.42	546	80.6
16.001 - 16.500	$440,000	1	0.48	$440,000	9.500	360.00	534	55.2
16.501 - 17.000	$2,050,940	5	2.26	$410,188	9.736	359.80	539	85.6
17.501 - 18.000	$350,000	1	0.39	$350,000	10.640	360.00	512	64.0
13.915	**$90,777,513**	**223**	**100.00**	**$407,074**	**6.915**	**359.80**	**626**	**82.0**

Initial Periodic Rate Cap (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$2,386,657	6	2.63	$397,776	7.164	359.32	593	79.8
2.000	$9,443,612	23	10.40	$410,592	7.197	359.44	607	81.4
3.000	$78,947,244	194	86.97	$406,945	6.874	359.85	629	82.1
	$90,777,513	**223**	**100.00**	**$407,074**	**6.915**	**359.80**	**626**	**82.0**

Subsequent Periodic Rate Cap (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$12,644,269	31	13.93	$407,880	7.112	359.46	607	80.8
2.000	$78,133,244	192	86.07	$406,944	6.883	359.85	629	82.2
	$90,777,513	**223**	**100.00**	**$407,074**	**6.915**	**359.80**	**626**	**82.0**

Range of Lifetime Rate Floor (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$336,700	1	0.37	$336,700	4.950	359.00	668	65.3
5.001 - 6.000	$23,333,125	58	25.70	$402,295	5.747	359.87	666	78.8
6.001 - 7.000	$32,219,906	78	35.49	$413,076	6.616	359.82	635	83.6
7.001 - 8.000	$22,197,542	55	24.45	$403,592	7.544	359.74	608	84.6
8.001 - 9.000	$9,849,300	24	10.85	$410,388	8.474	359.69	565	80.1
9.001 - 10.000	$2,490,940	6	2.74	$415,157	9.694	359.84	538	80.2

Group 2 - Non-Conforming

ARM and Fixed $115,093,302

Detailed Report

Range of Lifetime Rate Floor (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 10.000	$350,000	1	0.39	$350,000	10.640	360.00	512	64.0
	$90,777,513	**223**	**100.00**	**$407,074**	**6.915**	**359.80**	**626**	**82.0**

Next Interest Adjustment Date (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
01/05	$1,278,700	3	1.41	$426,233	6.407	360.00	631	84.6
05/06	$436,500	1	0.48	$436,500	7.990	358.00	614	90.0
06/06	$15,939,978	39	17.56	$408,717	7.234	359.00	610	82.5
07/06	$64,008,325	158	70.51	$405,116	6.932	360.00	624	82.2
06/07	$1,577,910	4	1.74	$394,478	6.341	359.00	682	79.9
07/07	$5,559,100	13	6.12	$427,623	6.310	360.00	653	80.2
07/09	$1,977,000	5	2.18	$395,400	6.044	360.00	677	74.1
	$90,777,513	**223**	**100.00**	**$407,074**	**6.915**	**359.80**	**626**	**82.0**

CWABS 2004-ECC2

	30 CPR	40 CPR	50 CPR	60 CPR	70 CPR	78 CPR	78.5 CPR	79 CPR	80 CPR	85 CPR	90 CPR
A-IO yield	2.000	2.000	2.000	2.000	2.000	2.000	1.745	1.089	-0.258	-11.742	-34.252

<u>Assumptions</u>
Flat LIBOR
No Losses
A-IO price = 1.445996

	30 CPR	40 CPR	50 CPR	60 CPR	62 CPR	62.5 CPR	63 CPR	65 CPR	70 CPR	75 CPR	80 CPR
A-IO yield	2.000	2.000	2.000	2.000	2.000	1.863	1.486	-0.059	-6.110	-14.221	-23.614

<u>Assumptions</u>
Fwd LIBOR
No Losses
A-IO price = 1.445996

cw04ecc2_priced - Bond CF - M8

CSC

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Coupon
Total		6,050,000.00	998,336.45	7,048,336.45		998,336.45	
0	29-Jul-04	0	0	0	6,050,000.00	0	0
1	25-Aug-04	0	16,244.25	16,244.25	6,050,000.00	16,244.25	3.58
2	25-Sep-04	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
3	25-Oct-04	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
4	25-Nov-04	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
5	25-Dec-04	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
6	25-Jan-05	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
7	25-Feb-05	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
8	25-Mar-05	0	16,845.89	16,845.89	6,050,000.00	16,845.89	3.58
9	25-Apr-05	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
10	25-May-05	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
11	25-Jun-05	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
12	25-Jul-05	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
13	25-Aug-05	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
14	25-Sep-05	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
15	25-Oct-05	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
16	25-Nov-05	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
17	25-Dec-05	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
18	25-Jan-06	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
19	25-Feb-06	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
20	25-Mar-06	0	16,845.89	16,845.89	6,050,000.00	16,845.89	3.58
21	25-Apr-06	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
22	25-May-06	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
23	25-Jun-06	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
24	25-Jul-06	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
25	25-Aug-06	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
26	25-Sep-06	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
27	25-Oct-06	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
28	25-Nov-06	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
29	25-Dec-06	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
30	25-Jan-07	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
31	25-Feb-07	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
32	25-Mar-07	0	16,845.89	16,845.89	6,050,000.00	16,845.89	3.58
33	25-Apr-07	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
34	25-May-07	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
35	25-Jun-07	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
36	25-Jul-07	0	18,049.17	18,049.17	6,050,000.00	18,049.17	3.58
37	25-Aug-07	0	18,650.81	18,650.81	6,050,000.00	18,650.81	3.58
38	25-Sep-07	2,022,305.57	18,650.81	2,040,956.38	4,027,694.43	18,650.81	3.58
39	25-Oct-07	117,485.72	12,015.96	129,501.67	3,910,208.71	12,015.96	3.58
40	25-Nov-07	113,820.59	12,054.30	125,874.89	3,796,388.12	12,054.30	3.58

41	25-Dec-07	110,275.89	11,325.89	121,601.78	3,686,112.24	11,325.89	3.58
42	25-Jan-08	106,847.26	11,363.46	118,210.73	3,579,264.98	11,363.46	3.58
43	25-Feb-08	103,531.19	11,034.08	114,565.27	3,475,733.79	11,034.08	3.58
44	25-Mar-08	100,323.82	10,023.63	110,347.45	3,375,409.97	10,023.63	3.58
45	25-Apr-08	97,221.33	10,405.64	107,626.97	3,278,188.64	10,405.64	3.58
46	25-May-08	94,220.19	9,779.93	104,000.11	3,183,968.45	9,779.93	3.58
47	25-Jun-08	91,316.94	9,815.47	101,132.41	3,092,651.51	9,815.47	3.58
48	25-Jul-08	88,508.28	9,226.41	97,734.69	3,004,143.23	9,226.41	3.58
49	25-Aug-08	85,791.02	9,261.11	95,052.13	2,918,352.21	9,261.11	3.58
50	25-Sep-08	83,162.06	8,996.63	92,158.69	2,835,190.15	8,996.63	3.58
51	25-Oct-08	80,618.42	8,458.32	89,076.73	2,754,571.73	8,458.32	3.58
52	25-Nov-08	78,157.22	8,491.73	86,648.95	2,676,414.52	8,491.73	3.58
53	25-Dec-08	75,775.69	7,984.64	83,760.32	2,600,638.83	7,984.64	3.58
54	25-Jan-09	73,471.13	8,017.19	81,488.32	2,527,167.70	8,017.19	3.58
55	25-Feb-09	71,240.97	7,790.70	79,031.67	2,455,926.73	7,790.70	3.58
56	25-Mar-09	69,082.70	6,838.39	75,921.09	2,386,844.03	6,838.39	3.58
57	25-Apr-09	66,993.90	7,358.11	74,352.01	2,319,850.14	7,358.11	3.58
58	25-May-09	64,972.24	6,920.89	71,893.12	2,254,877.90	6,920.89	3.58
59	25-Jun-09	63,015.47	6,951.29	69,966.76	2,191,862.43	6,951.29	3.58
60	25-Jul-09	61,121.42	6,539.06	67,660.47	2,130,741.01	6,539.06	3.58
61	25-Aug-09	59,311.06	6,568.60	65,879.66	2,071,429.96	6,568.60	3.58
62	25-Sep-09	57,546.32	6,385.76	63,932.08	2,013,883.63	6,385.76	3.58
63	25-Oct-09	55,827.16	6,008.09	61,835.24	1,958,056.48	6,008.09	3.58
64	25-Nov-09	54,162.75	6,036.25	60,199.00	1,903,893.73	6,036.25	3.58
65	25-Dec-09	52,551.27	5,679.95	58,231.22	1,851,342.46	5,679.95	3.58
66	25-Jan-10	50,990.97	5,707.28	56,698.25	1,800,351.49	5,707.28	3.58
67	25-Feb-10	49,480.13	5,550.08	55,030.22	1,750,871.35	5,550.08	3.58
68	25-Mar-10	48,017.12	4,875.20	52,892.32	1,702,854.23	4,875.20	3.58
69	25-Apr-10	46,600.34	5,249.52	51,849.86	1,656,253.89	5,249.52	3.58
70	25-May-10	45,228.27	4,941.16	50,169.43	1,611,025.62	4,941.16	3.58
71	25-Jun-10	43,899.41	4,966.43	48,865.85	1,567,126.21	4,966.43	3.58
72	25-Jul-10	42,612.35	4,675.26	47,287.61	1,524,513.86	4,675.26	3.58
73	25-Aug-10	41,365.69	4,699.74	46,065.43	1,483,148.17	4,699.74	3.58
74	25-Sep-10	40,158.11	4,572.22	44,730.32	1,442,990.06	4,572.22	3.58
75	25-Oct-10	38,988.31	4,304.92	43,293.23	1,404,001.75	4,304.92	3.58
76	25-Nov-10	37,855.05	4,328.23	42,183.27	1,366,146.70	4,328.23	3.58
77	25-Dec-10	36,757.13	4,075.67	40,832.80	1,329,389.58	4,075.67	3.58
78	25-Jan-11	35,693.38	4,098.21	39,791.59	1,293,696.20	4,098.21	3.58
79	25-Feb-11	34,662.68	3,988.18	38,650.86	1,259,033.52	3,988.18	3.58
80	25-Mar-11	33,663.95	3,505.71	37,169.66	1,225,369.57	3,505.71	3.58
81	25-Apr-11	1,225,369.57	3,777.54	1,229,147.11	0	3,777.54	3.58

CWABS 2004-ECC2

Assumptions
6-mo Recovery Lag.
Trigger Failing.
Run to Maturity.
100% Servicer Advance.
Defaults on Top of Prepayment.
FWD LIBOR

Class M2

	50% Severity	
	Break CDR	Collat Cum Loss
50% Pricing Prepay	11.16	117,759,321.28 (21.41%)
100% Pricing Prepay	13.68	89,856,805.92 (16.34%)
150% Pricing Prepay	16.21	79,777,925.08 (14.51%)

Class M6

	50% Severity	
	Break CDR	Collat Cum Loss
50% Pricing Prepay	7.03	85,815,707.21 (15.60%)
100% Pricing Prepay	7.43	54,924,659.96 (9.99%)
150% Pricing Prepay	8.13	43,945,325.70 (7.99%)

Class B

	50% Severity	
	Break CDR	Collat Cum Loss
50% Pricing Prepay	5.58	72,166,831.97 (13.12%)
100% Pricing Prepay	4.84	37,773,183.74 (6.87%)
150% Pricing Prepay	4.52	25,579,372.83 (4.65%)

CWABS 2004-ECC2

	Forward LIBOR		Forward LIBOR + 200bp	
	Break CDR	Collat Cum Loss	Break CDR	Collat Cum Loss
M4	10.44	72,756,854.49 (13.23%)	7.05	52,549,294.77 (9.55%)
M5	8.93	64,068,640.82 (11.65%)	5.71	43,766,416.31 (7.96%)
M6	7.67	56,423,796.72 (10.26%)	4.58	35,968,276.51 (6.54%)

<u>Assumptions</u>
12-mo Recovery Lag.
Trigger Failing.
Run to Maturity.
100% Servicer Advance.
100% Pricing Speed
Defaults on Top of Prepayment.
50% Severity.

	Forward LIBOR		Forward LIBOR + 200bp	
	Break CDR	Collat Cum Loss	Break CDR	Collat Cum Loss
M4	7.39	106,789,403.06 (19.42%)	4.99	79,272,126.37 (14.41%)
M5	6.61	98,383,920.47 (17.89%)	4.32	70,676,210.07 (12.85%)
M6	5.96	90,863,625.35 (16.52%)	3.76	62,855,245.73 (11.43%)

<u>Assumptions</u>
12-mo Recovery Lag.
Trigger Failing.
Run to Maturity.
100% Servicer Advance.
50% Pricing Speed
Defaults on Top of Prepayment.
60% Severity.